UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Lifecore Biomedical, Inc.
(Name of Subject Company)

Lifecore Biomedical, Inc.
(Name of Persons Filing Statement)

Common Shares
(Title of Class of Securities)

532187101
(CUSIP Number of Class of Securities)

Dennis J. Allingham
Lifecore Biomedical, Inc.
3515 Lyman Boulevard
Chaska, Minnesota 55318
(952) 368-4300
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Robert A. Rosenbaum
Dorsey & Whitney LLP
50 South Sixth Street, Suite 1500
Minneapolis, Minnesota 55402
(612) 340-2600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

(a)	Name and Address.

The name of the subject company is Lifecore Biomedical, Inc., a Minnesota corporation (the “Company”), and the address of the principal executive offices of the Company is 3515 Lyman Boulevard, Chaska, Minnesota 55318. The telephone number for its principal executive offices is (952) 368-4300.

(b)	Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any Exhibits or Annexes hereto, this “Statement”) relates is common stock, par value $0.01 per share of the Company (the “Shares”). As of February 18, 2008, 13,558,691 Shares were issued and outstanding.

Item 2.	Identity and Background of Filing Person.

(a)	Name and Address.

The name, business address and business telephone number of the Company, which is the person filing this Statement, are set forth in Item 1(a) above, which information is incorporated herein by reference.

(b)	Tender Offer.

This Statement relates to the cash tender offer by SBT Acquisition Inc. (“Purchaser”), a Minnesota corporation and wholly owned subsidiary of SBT Holdings Inc., a Delaware corporation (“Parent”), disclosed in a Tender Offer Statement on Schedule TO dated February 21, 2008 (the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”), to purchase all of the outstanding Shares at a price of $17.00 per share, net to the seller in cash (the “Offer Price”), without interest and less any required withholding taxes, if any, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 21, 2008 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 15, 2008 (the “Merger Agreement”), by and among Parent, Purchaser and the Company. The Merger Agreement is filed as Exhibit (e)(2) hereto and is incorporated herein by reference. The Merger Agreement provides, among other things, for the making of the Offer by Purchaser and further provides that, upon the terms and subject to the conditions contained in the Merger Agreement, as soon as practicable following completion of the Offer, Purchaser will merge with and into the Company (the “Merger”) and the Company will continue as the surviving company under the laws of the State of Minnesota (the “Surviving Corporation”), and the separate corporate existence of Purchaser will cease. In the Merger, the Shares issued and outstanding immediately prior to the consummation of the Merger (other than Shares owned by Parent, the Company, any subsidiary of Parent or any subsidiary of the Company, all of which will be cancelled, and other than Shares, where applicable, held by shareholders who are entitled to and who have properly exercised dissenters’ rights under the Minnesota Business Corporation Act (the “MBCA”)), will be converted into the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration”).

The forgoing description of the Merger Agreement and the Offer is qualified in its entirety by reference to the Merger Agreement, the Offer to Purchase, and the Letter of Transmittal filed as Exhibits (e)(2), (a)(1), and (a)(2) to this Statement and incorporated herein by reference.

The Offer to Purchase states that the principal executive offices of Purchaser are located care of Warburg Pincus Private Equity IX, L.P. at 466 Lexington Avenue, New York, New York, 10017. The telephone number of Purchaser at such location is (212) 878-0600.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers, directors or affiliates are, except as noted below, described in the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder (the “Information Statement”) that is attached hereto as Annex A and is incorporated herein by reference. Except as set forth in this Item 3, Item 4 below, the Information Statement, or in the Company’s Proxy Statement on Schedule 14A filed with the SEC on October 12, 2007, as incorporated herein by reference, to the knowledge of the Company, there are no material agreements, arrangements or understandings, and no actual or potential conflicts of interest, between the Company or its affiliates and (i) the Company’s executive officers, directors or affiliates or (ii) Parent or Purchaser or their respective executive officers, directors or affiliates.

(a)	Agreements Between the Company and its Executive Officers and Directors.

Interests of Certain Persons.  Certain members of the Company’s management and Board of Directors (the “Board”) may be deemed to have interests in the transactions contemplated by the Merger Agreement that are different from or in addition to their interests as Company shareholders generally. The Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby. As described below, the consummation of the Offer will constitute a change in control of the Company for the purposes of determining the entitlements due to certain executive officers and directors of the Company with respect to severance and certain other benefits as more fully described below.

Change-in-Control Agreements.  Agreements that provide for certain benefits in the event of a change in control of the Company are in effect between the Company and certain of its executive officers, including Dennis J. Allingham, James G. Hall, Larry D. Hiebert and David M. Noel. If, within 18 months (or in the case of Mr. Allingham, 24 months) after a change in control of the Company, the executive’s employment is terminated (i) by the Company other than for cause or (ii) by the executive for good reason, the Company has agreed to pay the executive an amount equal to the sum of (x) 12 times (or in the case of Mr. Allingham, 24 times) the executive’s current monthly base salary and (y) 1 times the executive’s most recent annual bonus and commission (or in the case of Mr. Allingham, twice). In addition, following such a change in control and termination of the executive’s employment, subject to certain restrictions and requirements, all unvested options granted to the executive will become immediately vested and exercisable and the executive will also receive outplacement services for up to one year and continued benefits under all employee welfare benefit plans, or equivalent plans, for up to 24 months. Each change-in-control agreement continues in effect until the executive and the Company mutually agree to terminate such agreement, the executive’s employment is terminated by the Company for cause or by the executive other than for good reason, or until the executive reaches the age of 65. The foregoing summary is qualified in its entirety by reference to the Information Statement attached hereto as Annex B and incorporated herein by reference, and to Exhibits (e)(5) through (e)(7) attached hereto.

Effect of the Offer on Employee Benefits.  The Merger Agreement provides that, for a period of one year following the closing of the Merger, the Surviving Corporation will provide current employees of the Company and its subsidiaries (other than those employees covered by a collective bargaining agreement, if any) who continue employment with the Surviving Corporation with compensation and benefits that are substantially similar in the aggregate than those provided under the Company’s compensation and benefit plans, programs, policies, practices and arrangements (excluding equity-based programs) in effect at the effective time of the Merger (the “Effective Time”). Following the Effective Time, the Surviving Corporation will honor all retention and change-in-control agreements existing as of the date of the Merger Agreement. The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Effect of the Offer and the Merger Agreement on the Company’s Stock Option Plans.  All unvested options under the Company’s stock option plans vested on February 21, 2008 pursuant to the terms of such plans. All options under the Company’s stock option plans that are outstanding immediately prior to the Effective Time will be substituted for an option to purchase shares of common stock of the Surviving Corporation or, at the election of Parent, any direct or indirect parent of the Surviving Corporation; provided, however, that any holder of a stock option that is “in-the-money” prior to the Effective Time may execute a stock option cancellation agreement, in lieu of the conversion described above, and receive, in full settlement of such stock option, an amount (subject to any applicable withholding) in cash equal to the product of (x) the excess, if any, of the Merger Consideration over the exercise price per Share of such stock option multiplied by (y) the number of Shares subject to such stock option. Each stock option outstanding immediately prior to the Effective Time that is not subject to a stock option cancellation agreement will be substituted for an option to purchase shares of common stock of the Surviving Corporation, or, at Parent’s election, any direct or indirect parent of the Surviving Corporation (each, a “Rollover Option”). Each Rollover Option will be adjusted equitably to prevent any increase or decrease in the intrinsic value of its corresponding stock option as a result of the transactions contemplated by the Merger Agreement. At the election of Parent, the substitution of Rollover Options may be satisfied either by assumption and continuation of the corresponding stock options and the Company’s stock option plans under which such stock options have been granted or by granting new Rollover Options under a stock incentive plan established by the Surviving Corporation or, at the election of Parent, any direct or indirect parent of the Surviving Corporation. The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Effect of the Offer on Directors’ and Officers’ Indemnification and Insurance.  The Merger Agreement provides that the Surviving Corporation will indemnify the present and former directors and officers of the Company and its subsidiaries (the “Indemnified Parties”) against all losses, claims, damages, liabilities, costs, legal and other expenses, judgments, fines and settlement amounts in respect of acts or omissions occurring prior to the Effective Time. If any Indemnified Party becomes involved in a claim, suit proceeding or investigation covered by the indemnification provision in the Merger Agreement after the Effective Time, the Surviving Corporation will advance legal or other expenses to such Indemnified Party so long as such party undertakes to reimburse all amounts so advanced in the event it is ultimately determined that such Indemnified Party is not entitled thereto. The Merger Agreement further provides that for a period of six years after the Effective Time, the Surviving Corporation will maintain the Company’s current policies of directors’ and officers’ liability insurance in respect of acts or omissions occurring prior to the Effective Time, or obtain “tail” insurance policies with a claims period of six years from the Effective Time with at least the same coverage and amounts and containing terms and conditions that are no less advantageous in the aggregate to the Company’s directors and officers; provided, however, that in no event will the Surviving Corporation be required to expend an annual premium for such coverage in excess of 200% of the last annual premium paid by the Company for such insurance prior to the date of the Merger Agreement. The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

(b)	Section 16 Matters.

The Board has taken steps to cause any dispositions of Shares or options to acquire Shares in connection with the Merger to be exempt from the effects of Section 16 of the Exchange Act by virtue of Rule 16b-3 promulgated under the Exchange Act.

(c)	Agreements between the Company and Parent.

In connection with the transactions contemplated by the Merger, the Company and Parent entered into the Merger Agreement and a Confidentiality Agreement dated July 21, 2006.

The Merger Agreement.  The summary of the material terms of the Merger Agreement set forth under the caption “Terms of the Offer” and “Purpose of the Offer and Plans for Lifecore; Merger Agreement and Other Matters” in the Offer to Purchase is incorporated herein by reference. The summary of the Merger Agreement contained in the Offer to Purchase is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Confidentiality Agreement.  As a condition to being furnished certain information concerning the Company (the “Evaluation Material”), Warburg Pincus LLC (“Warburg Pincus”), an affiliate of Parent, has agreed, among other things, that it will, and it will cause its affiliates to, keep such Evaluation Material confidential and will use it for the sole purpose of evaluating a possible transaction with the Company. Evaluation Material does not include information that (i) was in the public domain before disclosure to Warburg Pincus or that becomes part of the public domain after disclosure to Warburg Pincus through no action or fault of Warburg Pincus, or (ii) Warburg Pincus can demonstrate was in its possession before disclosure to Warburg Pincus by the Company or its representative.

In addition, Warburg Pincus agreed to an a three-year standstill agreement, whereby Warburg Pincus and its affiliates are prohibited from taking various actions during such period, without the prior written consent of the Company, that would result in, among other things, the acquisition of shares of, or a merger or business combination involving, the Company or any of its subsidiaries, which stand still does not apply to the transactions contemplated by the Merger Agreement. The foregoing summary is qualified in its entirety by reference to the complete text of the Confidentiality Agreement which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

Ownership of Company Securities.  The Offer to Purchase states that Parent and Purchaser do not own any Shares.

Board Designees.  The Merger Agreement provides that after Purchaser accepts for payment and pays for Shares pursuant to the Offer, Parent will be entitled to designate the number of directors, rounded up to the next whole number, on the Board that equals the product of (a) the total number of directors on the Board, giving effect to the election of any additional directors, and (b) the percentage that the number of Shares held by Parent and Purchaser bears to the total number of Shares outstanding. The Company will use its best efforts to cause Parent’s designees to be elected or appointed to the Board, including increasing the number of directors and seeking and accepting resignations of incumbent directors. Moreover, the Company will take all actions necessary to cause individuals designated by Parent to constitute the number of members, rounded up to the next whole number, on each committee of the Board, each board of directors of each subsidiary of the Company, and each committee of the board of each subsidiary, that represents the same percentage as the individuals represent on the Board, in each case to the fullest extent permitted by applicable law.

Following the election or appointment of Parent’s designees and until the consummation of the Merger, the approval of a majority of the directors of the Company then in office who were not designated by Parent (the “Continuing Directors”), or the approval of both Continuing Directors if there are only two Continuing Directors, will be required to authorize any amendment to or termination of the Merger Agreement by the Company, any extension of time for performance of any obligation or action under the Merger Agreement by Parent or Purchaser, any waiver of the Company’s rights under the agreements if such waiver would materially and adversely affect the Company’s shareholders, and any other action by the Company relating to the Merger Agreement if such action would materially and adversely affect the Company’s shareholders.

The foregoing is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Parent intends to designate representatives to the Board from among the directors and officers of the Purchaser and Parent. Background information on these individuals is found in the Information Statement attached to this Statement as Annex A and incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

(a)	Solicitation/Recommendation.

The Board, during a meeting held on January 14, 2008, by unanimous vote approved and adopted the Merger Agreement and the transactions contemplated thereby and determined that the Offer and the Merger are advisable and fair to, and in the best interests of, the Company and its shareholders.

Accordingly, the Board unanimously recommends that the holders of the Shares accept and tender their Shares pursuant to the Offer.

(b)	Background of the Transaction.

Commencing in the spring of 2003, the Board and the Company’s management, together with their legal and financial advisors, began to review and evaluate strategic opportunities and alternatives for the Company with a view toward enhancing shareholder value. The following describes the process and events leading up to the Offer and the Merger, as contemplated by the Merger Agreement.

Following the voluntary withdrawal from the market of a key Company product in the spring of 2003, the Board discussed the Company’s financial performance and the need to increase shareholder value. At a meeting held in May 2003, the Board resolved to undertake a strategic review of the Company and to engage an investment banker to advise and assist the Board in this review. After interviewing three investment banking firms, the Board engaged Piper Jaffray & Co. (“Piper Jaffray”) to assist the Board in its strategic review. Throughout the remainder of 2003, the Board worked with management and Piper Jaffray to assess strategic alternatives. Piper Jaffray engaged in a process to determine third party interest in a variety of potential transactions with the Company, contacting more than 50 parties. Seven of those parties submitted non-binding indications of interest, entered into non-disclosure agreements, and received confidential due diligence and management presentations. Neither Warburg Pincus nor any of its affiliates were contacted by Piper Jaffray during this process.

In November of 2003, Piper Jaffray, acting at the Board’s request, commenced negotiations with a larger, publicly held life sciences company (“Company A”) with respect to the potential sale of the Company to Company A. Following discussions over the course of several months, both by Piper Jaffray with Company A and by the Board with management and Piper Jaffray, the Board determined, in February 2004, to cease discussions with Company A and continue as a stand-alone enterprise under new leadership. The Board instead elected Dennis Allingham, the Company’s then Chief Financial Officer, to the position of President and Chief Executive Officer in February 2004, and endorsed his new strategic plan for the Company. Also in February 2004, the Company terminated its engagement of Piper Jaffray. Over the next four years, the value of the Company more than doubled when compared to the value of the last offer made by Company A.

On July 27, 2004, Sean Carney and Elizabeth Weatherman, each managing directors of Warburg Pincus, met with Mr. Allingham and David Noel, the Chief Financial Officer of the Company, to discuss the strategic direction of the Company and for Warburg Pincus to express a preliminary interest in a potential transaction involving the Company. Messrs. Allingham and Noel viewed this as a meeting with a prospective institutional investor in the Company’s capital stock, and discussed the industry and publicly available information regarding the Company. At the conclusion of the discussion, the parties decided not to continue to explore a potential transaction at that time.

In the two weeks leading up to July 21, 2006, Mr. Carney contacted Mr. Allingham regarding Warburg Pincus’ interest in engaging in a transaction with the Company. After preliminary discussions, the Company and Warburg Pincus entered into a confidentiality agreement, dated July 21, 2006, which was accepted by Warburg Pincus on July 24, 2006, in order to facilitate the sharing of information with respect to discussions with Warburg Pincus regarding a potential transaction with the Company.

On September 12, 2006, representatives from Warburg Pincus, including Mr. Carney, had an introductory meeting with certain of the executive officers of the Company, including Messers. Allingham and Noel, and Larry Hiebert, the Company’s Vice President and General Manager of the Hyaluronan Division, to discuss the Company’s business, the Company’s international presence and to review the Company’s organizational structure. On September 21, 2006, Warburg Pincus and the Company had a call pursuant to which Warburg Pincus continued to express its interest in a potential transaction with the Company and began its preliminary due diligence review.

Between October 19, 2006, and October 27, 2006, representatives of Warburg Pincus had several meetings and calls with representatives of the Company and continued to discuss a potential transaction with the Company, including a meeting on October 27, 2006, to discuss the Hyaluronan Division.

From October 30, 2006, through early December 2006, Ernst and Young LLP (“Ernst & Young”), Warburg Pincus’ accounting advisor, conducted a diligence review of the Company, focused primarily on accounting and tax matters related to the Dental Division. During this time, the Company provided Ernst & Young with information in response to its initial information requests. In November of 2006, Ernst & Young and the Company participated in follow-up diligence calls and meetings regarding Ernst & Young’s accounting and tax review with respect to the Company. In addition, in November of 2006, Willkie Farr & Gallagher LLP (“Willkie Farr”), Warburg Pincus’ legal counsel, reviewed the publicly available information filed by the Company with the SEC.

On January 16, 2007, the Company released its second quarter earnings, and Mr. Allingham had a discussion with Mr. Carney with respect to the earnings release. On February 22, 2007, Mr. Carney telephoned Mr. Allingham to inform him that Warburg Pincus decided to suspend its efforts towards exploring a transaction with the Company.

On September 20, 2007, Mr. Carney called Mr. Allingham to request a meeting to renew discussions regarding a potential transaction involving the Company. Following the call, on September 23, 2007, representatives of Warburg Pincus requested additional information from the Company. In addition, on September 28, 2007, representatives of Warburg Pincus, including Mr. Carney, met with Messrs. Allingham, Hiebert and Noel to review and discuss the Company’s business.

From September 28, 2007, through the middle of December 2007, representatives of Warburg Pincus, including its legal and accounting advisors, periodically contacted the Company, including phone calls and e-mails between Warburg Pincus and its representatives and members of the Company’s senior management, regarding information requests and due diligence matters. During this period, the Company responded to such requests and provided Warburg Pincus and its representatives with confidential information, including the Company’s internally prepared financial budget for the Company’s fiscal year ended June 30, 2008.

On September 25, 2007, during an investor conference, representatives of a major investment banking firm approached Mr. Allingham and inquired about management’s interest in pursuing a leveraged buyout transaction. While stating that he was always interested in obtaining superior returns for the Company’s shareholders, Mr. Allingham did not express anything other than a willingness to listen on that basis. Over the course of the next two months, the investment banking firm and Messrs. Allingham and Noel had three calls and exchanged several e-mails to discuss possible deal structures and valuations. Management did not provide any confidential information to this investment bank, and no confidentiality or non-disclosure agreement was entered into with this investment bank. On November 27, 2007, Mr. Allingham informed the bank that neither management nor the Board had any interest in pursuing such a transaction.

Similarly, Mr. Allingham was approached in early October of 2007 by a boutique investment banking firm, that provided research to equity market participants regarding the Company, about the possibility of a leveraged buyout to be led by a well-capitalized private equity firm with investments in the dental space. Mr. Allingham similarly responded that he was willing to listen to any proposal that would generate superior returns for the Company’s shareholders. During November 2007, Mr. Allingham and other senior executives of the Company had discussions with representatives of this boutique firm and had one telephone conversation with the private equity firm. After a telephone conversation with representatives of the private equity firm held on November 29, 2007, no further discussions ensued. As with the other such inquiry, management did not provide any confidential information to either of these firms.

On November 30, 2007, Mr. Carney called Mr. Allingham to inform him that Warburg Pincus was again interested in pursuing a potential transaction with the Company. He outlined the general proposal of using a newly formed entity owned by a private equity fund sponsored by Warburg Pincus to acquire the Company by purchasing all of the issued and outstanding Shares. Following the call, Mr. Carney delivered a non-binding written proposal to the Company stating that Warburg Pincus was prepared to acquire all of the issued and outstanding Shares for $16.00 per share. The proposal further stated that Warburg Pincus intended to finance the transaction with equity and did not anticipate using any debt or other outside financing, and that the proposal was not subject to any due diligence contingency. The non-binding written proposal noted that the offer price represented a 28% premium to the 30-day trading average closing price of the Company’s stock leading up to November 30, 2007, of $12.49 per share.

On December 4, 2007, the Board held a special meeting to consider, on a preliminary basis, the proposal received from Warburg Pincus, and to evaluate whether to retain Piper Jaffray as financial advisor in connection therewith. The Board met with Piper Jaffray and discussed their qualifications, specifically with respect to transactions in the medical technology space. Piper Jaffray then reviewed with the Board the terms of the Warburg Pincus proposal from a valuation perspective, using various methodologies. During the meeting, representatives of Dorsey & Whitney LLP (“Dorsey & Whitney”), external legal counsel to the Company, also made a presentation to the Board regarding their fiduciary duties under Minnesota law in the context of a potential sale of control of the Company. The Board then instructed management to request certain additional analyses regarding the Company and the Warburg Pincus proposal from Piper Jaffray for discussion at its next meeting.

On December 7, 2007, the Board held another special meeting with representatives of Piper Jaffray and Dorsey & Whitney present, and heard a management presentation regarding the Company’s current business, operations, financial performance and its prospects as a stand-alone company. Piper Jaffray then discussed with the Board the supplemental analyses requested by the Board at its last meeting, including a review of the possibility of selling the Company’s two business units separately. The Board discussed how to respond to Warburg Pincus, and covered a number of potential issues and risks to the Company, including the need for an appropriate “go shop” provision that would be tied to a relatively low termination fee mechanism and, particularly, the risks related to inadvertently putting the Company “in play.” The Board determined to retain Piper Jaffray and requested that Piper Jaffray prepare a proposed response to Warburg Pincus, to be delivered orally, for review by the Board and counsel.

On December 12, 2007, the Board held a special telephonic meeting, with representatives of Piper Jaffray and Dorsey & Whitney present, for the purpose of reviewing and discussing a proposed response to Warburg Pincus. Piper Jaffray reviewed the proposed response and updated the Board on certain valuation analyses previously presented to the Board. The Board discussed the proposed structure of the proposed offer (i.e., an all-cash tender offer without a financing or diligence condition) and also discussed again the need for an appropriate “go shop” and termination fee mechanism. While the foregoing structure, if obtained, was viewed by the Board as favorable to the Company’s shareholders, it concluded that the $16.00 per share offer price was too low. The Board therefore instructed Piper Jaffray to advise Warburg Pincus that the Board would be willing to consider a transaction in the range of $17.50 to $18.00 per share, assuming that reasonable “go shop” and termination fee terms could be reached as well. Also, during the meeting, the Board instructed management not to engage in any discussions regarding future employment with Warburg Pincus or any other potential acquirors of the Company.

On December 12, 2007, representatives of Piper Jaffray contacted representatives of Warburg Pincus to present the Board’s response to Warburg Pincus’ written proposal. In response to the discussion with Piper Jaffray, Warburg Pincus increased its proposed price to $16.75 per share, and agreed to a “go shop” period with a two-tiered termination provision, with the duration and amounts, respectively, to be agreed, to allow the Company to solicit competing proposals.

Between December 12, 2007, and the morning of December 17, 2007, representatives of Piper Jaffray and representatives of Warburg Pincus traded messages and had a conversation in which the price, the duration of the “go shop” period and the size of the termination fee were discussed, but not agreed.

On December 17, 2007, the Board held another special telephonic meeting, with representatives of Piper Jaffray and Dorsey & Whitney present, to discuss the conversations that Piper Jaffray had held with Warburg Pincus since the last Board meeting. At this meeting, the Board determined not to respond to Warburg Pincus concerning the specific open items. Instead, the Board determined to reflect further on these items and then hold an in-person meeting to enable a more fulsome discussion of the Warburg Pincus proposal, in the context of the Company’s present circumstances, its existing strategy and its foreseeable prospects. Piper Jaffray was instructed to alert Warburg Pincus to the Board’s process.

On December 18, 2007, representatives of Piper Jaffray contacted representatives of Warburg Pincus in accordance with the Board’s direction.

On December 27, 2007, the Board held a special meeting, with representatives of Dorsey & Whitney present, and representatives of Piper Jaffray available by telephone, to review with counsel the current terms of the proposed offer from Warburg Pincus, and to discuss the Company’s past performance, present circumstances and reasonably foreseeable future prospects. During the meeting, the Board also considered numerous factors relative to the Company’s ability to continue to grow its two business units, each of which would require significant investment, and to compete, as a stand-alone, publicly reporting company, in a marketplace dominated by companies with much greater resources. The Board then contacted a representative of Piper Jaffray to discuss the Company’s response to the current terms of the proposed offer from Warburg Pincus, and to instruct Piper Jaffray in that regard.

On December 28, 2007, representatives of Piper Jaffray then contacted representatives of Warburg Pincus and notified Warburg Pincus that the Board, while satisfied with the other terms of the proposed offer, would require an increase in price in order to be comfortable recommending a transaction to the Company’s shareholders.

On December 31, 2007, representatives of Warburg Pincus contacted representatives of Piper Jaffray and indicated that Warburg Pincus was willing to increase the per share consideration of its offer to $17.00 per share.

On December 31, 2007, the Board held a special telephonic meeting, with representatives of Dorsey & Whitney present, to discuss Warburg Pincus’ latest proposal. Mr. Allingham reported to the Board on the results of the December 31 call between Piper Jaffray and Warburg Pincus, and noted that Warburg Pincus stated that they were prepared to deliver a draft of a definitive merger agreement immediately. The Board discussed the terms of the revised offer and authorized Mr. Allingham to accept that offer, subject to negotiation of a satisfactory definitive agreement. The Board also authorized Mr. Allingham to work with Piper Jaffray with respect to preparing for solicitation of third party bids during the “go shop” period.

On December 31, 2007, representatives of Piper Jaffray contacted Mr. Carney and the parties agreed to negotiate a merger agreement with respect to the proposed transaction, which would include a first-step tender offer followed by a merger. In addition, Warburg Pincus and the Company agreed that the merger agreement would provide for a 30-day “go-shop” period that would commence on the date that a definitive merger agreement was signed and would allow the Company to solicit competing proposals during that time.

Thereafter, on December 31, 2007, Willkie Farr delivered a preliminary draft of the merger agreement to Piper Jaffray and noted that Warburg Pincus wanted to negotiate the remaining terms of the merger agreement immediately.

Mr. Allingham and Mr. Carney also had a conversation on January 2, 2008, regarding the process and timing of negotiating the merger agreement.

On January 5, 2008, Dorsey & Whitney provided initial comments to the draft merger agreement to Willkie Farr. On January 7, 2008, Willkie Farr contacted Dorsey & Whitney to discuss the Company’s initial comments. During the telephone conference, Dorsey of Whitney requested that Warburg Pincus improve a number of the non-financial terms and conditions of the draft merger agreement and that the draft merger agreement should be revised to provide sufficient assurances to the Company that Warburg Pincus had sufficient assets at risk in the transaction. Counsel discussed various mechanisms to achieve that goal.

On January 8, 2008, Willkie Farr distributed a revised draft of the merger agreement and held a telephone conference with Dorsey & Whitney to discuss the draft. Following the call, Willkie Farr distributed an initial draft of the equity commitment letter and a revised draft of the merger agreement.

On January 9, 2008, Willkie Farr and Dorsey & Whitney held additional telephone conferences to discuss the outstanding issues in the draft merger agreement, including the appropriate mechanisms to provide the

Company with sufficient assurances that Warburg Pincus had sufficient assets at risk in the transaction, including the rights and remedies of the parties in the event of a breach of the merger agreement. Dorsey & Whitney again requested that the scope of certain conditions to the Offer and Merger be narrowed and that certain representations and warranties should include additional limitations.

During the morning of January 10, 2008, the Board held a special meeting, with representatives of Piper Jaffray and Dorsey & Whitney present, to discuss the remaining significant open items in the merger agreement. At the Board’s request, Dorsey & Whitney reviewed the terms and legal implications of each item. The Board and its advisors then discussed each item. The Board thereafter authorized Piper Jaffray to respond to Warburg Pincus. Also, during this meeting, the Board authorized the creation of a special committee of the Board for the purpose of reviewing and approving the transactions under consideration with Warburg Pincus in order to comply with certain requirements of the MBCA. See “Additional Information to be Furnished” below.

On January 10, 2008, Willkie Farr and Dorsey & Whitney discussed Warburg Pincus’ and the Company’s respective positions with respect to the rights and remedies of the parties in the event of a breach of the merger agreement. During the evening of January 10, 2008, Dorsey & Whitney distributed an initial draft of the Company’s disclosure letter referenced in the merger agreement.

On January 11, 2008, representatives of Warburg Pincus and Piper Jaffray, acting at the Board’s direction, agreed during a telephone conference that the merger agreement would provide for the payment of a reverse termination fee (equal to three times the Company’s non-“go shop” termination fee) as the Company’s exclusive remedy, that the payment of the reverse termination fee would be guaranteed by Warburg Pincus Private Equity IX, L.P. (“WPPE IX”), that the Company would not be entitled to seek an injunction to prevent breaches of the merger agreement and that the Company would not be entitled to specifically enforce the terms of the merger agreement (except for certain limited circumstances regarding the treatment of confidential information, the payment of the reverse termination fee and costs and expenses in connection with any action taken to collect the reverse termination fee).

On January 11, 2008, Willkie Farr and Dorsey & Whitney discussed the draft disclosure letter and Willkie Farr requested certain additional diligence materials referenced therein. In addition, on January 11, 2008, Dorsey & Whitney distributed a revised draft of the disclosure letter to the merger agreement. Also on that date, and following the discussions described in the preceding paragraph, Willkie Farr distributed a revised draft of the merger agreement, which narrowed the scope of certain conditions to the Offer and the Merger and provided for additional limitations to certain representations and warranties. The draft also provided for a reverse termination fee as the exclusive remedy for the Company in the event of a breach of the merger agreement and a limited guarantee of the payment of the reverse termination fee by WPPE IX in favor of the Company, but expressly denied the Company the right to specifically enforce the terms of the merger agreement (except for certain limited circumstances described therein).

Between January 11, 2008, and January 13, 2008, Dorsey & Whitney and the Company provided additional diligence materials referenced in the disclosure letter in response to requests by Willkie Farr. Dorsey & Whitney and Willkie Farr also held numerous telephone conferences and exchanged numerous e-mails regarding the ancillary documents and the disclosure letter referenced in the merger agreement.

On January 11, 2008, at Piper Jaffray’s request and in connection with the preparation of its fairness opinion to the Board, the Company’s management provided Piper Jaffray with financial projections for the fiscal years 2008 through 2013, which projections were subsequently provided to Parent and Purchaser and are set forth in the Offer to Purchase which is filed as Exhibit (a)(1) hereto and is incorporated herein by reference. These financial projections, as they relate to the Company’s fiscal year ending June 30, 2008, reflect the year-to-date results of the Company through the quarter ended December 31, 2007.

On January 12, 2008, Willkie Farr distributed an initial draft of the proposed limited guarantee and a revised draft of the equity commitment letter reflecting comments received by Dorsey & Whitney, and Dorsey & Whitney distributed a revised draft of the merger agreement.

On January 13, 2008, Willkie Farr distributed a revised draft of the merger agreement in a form that was to be presented to the Board for its review.

On January 14, 2008, Dorsey & Whitney distributed the final draft of the disclosure letter referenced in the merger agreement.

On January 14, 2008, the Board and its special committee each met, reviewed with representatives of Dorsey & Whitney the terms and conditions of each of the Merger Agreement and related agreements, reviewed its fiduciary duties in that context, and received Piper Jaffray’s oral opinion that the $17.00 per Share in cash price to be paid to the Company’s shareholders in the Offer and the Merger, was fair, from a financial point of view, to such shareholders. The special committee then approved the Merger Agreement, the Offer and the Merger in accordance with the requirements of certain provisions of the MBCA. See “Additional Information to be Furnished” below. The Board, after further deliberation, then unanimously (i) approved the Merger Agreement, the Offer and the Merger; (ii) determined that the terms of the Offer, the Merger and the Merger Agreement were fair to and in the best interests of the holders of the Shares; and (iii) recommended that such holders accept the Offer and tender their shares into the Offer and, if a shareholder meeting to approve the Merger were necessary, such holders vote any Shares held by them at such time in favor of the Merger. Following such approvals, the Board then discussed with representatives of Piper Jaffray and Dorsey & Whitney the mechanics of the “go shop” process, including a proposed timeline, a list of prospective contacts and proposed initial marketing materials to be used at the outset of the process.

During the evening of January 14, 2008, (i) the Company, Parent and Purchaser executed the Merger Agreement; (ii) WPPE IX and the Company executed the limited guarantee; and (iii) WPPE IX and Parent executed the equity commitment letter. On January 15, 2008, prior to the opening of trading on the NASDAQ, the Company and Warburg Pincus issued a press release announcing the transaction. In addition, pursuant to the terms of the Merger Agreement, the 30-day “go shop” period during which the Company could solicit competing offers commenced on January 15, 2008.

Between January 15, 2008, and February 21, 2008, Warburg Pincus, the Company and their respective advisors held conference calls and exchanged e-mails with respect to gathering the necessary information for the filings required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and other anti-trust notifications and filings that are required by the transaction. Following January 15, 2008, Willkie Farr and Dorsey & Whitney were in limited contact concerning matters and on-going developments with respect to the Company’s business and operations. Between January 15, 2008, and February 13, 2008, representatives of Warburg Pincus periodically contacted the Company, including phone calls and e-mails between Warburg Pincus and members of the Company’s senior management, regarding Warburg Pincus’ continued review of the Company and its operations. As part of these discussions, on February 7, 2008, Warburg Pincus met with the Company to discuss the Company’s recent business performance and operational matters.

On February 5, 2008, in accordance with the terms of the Merger Agreement, the Company submitted the premerger Notification and Report Form required by the HSR Act, and the Parent filed a notification form, on its behalf and on behalf of the Company, with the Federal Cartel Office in Germany pursuant to the German Act Against Restraints of Competition with respect to the transaction. On February 12, 2008, the required approval by the Federal Cartel Office in Germany was obtained in respect of the transactions contemplated by the Merger Agreement. See “Additional Information to be Furnished” below. The waiting period required by the HSR Act expired at 11:59 p.m. on February 15, 2008.

Commencing during the week of January 7, 2008, management of the Company, together with Piper Jaffray and Dorsey & Whitney, assembled confidential materials, created an electronic data room, prepared a management presentation and marketing materials, and drafted forms of a non-disclosure agreement and a merger agreement, all for use with prospective bidders during the “go shop” period. On January 15, 2008, after the public announcement of the Offer, Piper Jaffray began contacting prospective bidders, eventually making contact with 56 parties, including Company A, selected with the assistance of management and representing likely strategic and financial bidders for the Company or portions thereof. While each prospective bidder was urged to bid for the entire Company, Piper Jaffray, at the direction of the Board, also informed the prospective bidders that they could, if they chose, make an offer for only one of the two business units of the Company. After discussions and negotiations, 10 of the 56 parties entered into non-disclosure agreements with the Company and were then invited to review confidential materials through the electronic data room. Of these 10 parties, four expressed continuing interest, and two submitted, preliminary non-binding bids for the entire Company. These two parties then received management presentations and a form of merger agreement, and were requested to submit final, binding bids, along with a mark-up of the proposed merger agreement. Each of the two remaining parties notified Piper Jaffray in advance of the deadline for submitting bids that it would not be submitting a final bid. On February 13, 2008, the 30-day “go shop” period provided for in the Merger Agreement expired, and representatives of Piper Jaffray notified Warburg Pincus to that effect.

On February 14, 2008, the Company issued a press release notifying the market that the “go shop” period had expired without the Company receiving any qualifying offers.

On February 21, 2008, Purchaser commenced the Offer. During the pendency of the Offer, the Company and its representatives intend to have on-going contacts with Purchaser, Parent, WPPE IX and their respective representatives.

(c)	Reasons for the Recommendation.

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and making its recommendations to the holders of Shares, the Board consulted with the Company’s senior management, legal counsel and financial advisor and considered a number of factors, including the following material factors which the Board viewed as supporting its recommendation.

•	Financial Condition and Prospects of the Company. The Board considered the Company’s current and historical financial condition, results of operations, business, prospects, and strategy, especially the risks and uncertainties associated with the implementation of the Company’s strategic plans, particularly in light of the current and foreseeable market conditions. The Board also considered the fact that the larger and more profitable of the Company’s two divisions, the Dental Division, held a very small share of a worldwide market dominated by two much larger, more well-capitalized competitors. The Board considered the Company’s belief that the sale transaction provides a better alternative to the Company’s shareholders than going forward as an independent entity as a result of the risks and uncertainties associated with the successful implementation of the Company’s strategic plans.

•	Public Company Burdens. The Board considered the compliance, insurance, regulatory and other costs of being a public company listed on the NASDAQ Global Market (or any other national exchange), including the additional costs associated with complying with the Sarbanes-Oxley Act, and in particular the substantial cost to the Company for compliance with the internal audit requirements of Section 404 of such Act. The Board also considered the difficulties involved with pursuing the Company’s strategic plans, which will require significant investment. In the context of being a publicly reporting company, such investment would, the Board believed, likely reduce earnings in the short-to-medium term, resulting in a likely loss of market value and thereby make the Company more vulnerable to acquisition at a lower overall value to the shareholders.

•	Terms of Merger Agreement. The Board considered the terms of the Merger Agreement, including the respective representations, warranties and covenants and termination rights of the parties, as well as the termination fees payable by the Company and Purchaser under certain circumstances, and the fact that such terms and termination fees are, as a whole, favorable to the Company’s shareholders.

•	Solicitation of Other Parties Following Execution of the Merger Agreement. The Board considered the fact that, for a 30-day period following the execution of the Merger Agreement (the “Go-Shop Period”), the Company was permitted, pursuant to the Merger Agreement, to initiate, solicit and encourage competing Takeover Proposals (as that term is defined in the Merger Agreement).

•	No Financing Condition. The Board considered the lack of a financing condition in the Merger Agreement and Parent’s and Purchaser’s representations regarding their access to available financing in an amount sufficient to enable Purchaser to purchase Shares pursuant to the Offer and to consummate the Merger and perform its obligations under the Merger Agreement.

•	Piper Jaffray’s Opinion. The Board considered the financial analyses and opinion of Piper Jaffray delivered orally to the Board on January 14, 2008, and subsequently confirmed in writing, to the effect that, as of such date and based upon and subject to the factors and assumptions set forth therein, the $17.00 per share in cash price to be received by holders of Shares in the Offer and the Merger pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. The full text of the written opinion of Piper Jaffray, dated January 14, 2008, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion is attached to this Statement as Annex B and is incorporated herein by reference. Piper Jaffray provided its opinion for the information and assistance of the Board in connection with its consideration of the Offer and the Merger. Piper Jaffray’s opinion is not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or how any holder of Shares should vote with respect to the Merger. For a further discussion of Piper Jaffray’s opinion, see “Opinion of the Company’s Financial Advisor” below.

•	Historical Trading Prices; Premium to Market Price. The Board considered the current and historical market prices of the Shares and the fact that the offer price of $17.00 net per Share represented an approximately 32% premium over the closing price of the Company’s common stock on January 14, 2008, the last trading day prior to announcement of the Offer.

•	Cash Tender Offer; Certainty of Value. The Board considered the fact that the form of consideration to be paid to holders of Shares in the Offer and the Merger would be cash, thereby providing the Company’s shareholders with the certainty of the value of their consideration and the ability to realize immediate value for their investment.

•	Timing of Completion. The Board considered the anticipated timing of consummation of the transactions contemplated by the Merger Agreement, and the structure of the transaction as a tender offer for all Shares, which should allow shareholders to receive the transaction consideration in a relatively short time frame, followed by the Merger in which shareholders will receive the same consideration as received by shareholders who tender their shares in the Offer. In addition, the Board considered the likelihood of receiving required regulatory approvals, which the Board believed supported the conclusion that an acquisition transaction with Parent and Purchaser could be completed relatively quickly and in an orderly manner.

•	Top-Up Option. The Board considered that Parent had been granted an option (“Top-Up Option”) to purchase from the Company at a price per share equal to the Offer Price that number of authorized and unissued Shares equal to the number of Shares that, when added to the number of Shares directly or indirectly owned by Parent or Purchaser at the time of such exercise, constitutes at least 90% of the then outstanding Shares (taking into account the issuance of Shares pursuant to the Top-Up Option), and that this could permit Purchaser to consummate the Merger more quickly as a short-form merger under Minnesota law.

•	Ability to Respond to Certain Unsolicited Takeover Proposals. The Board considered the Company’s ability under certain circumstances to engage in negotiations or discussions following the Solicitation Period with, and to provide information to, any third party that, after the date of the Merger Agreement, has made a bona fide Takeover Proposal that the Board determines in good faith (after consultation with its financial advisor and outside counsel) is reasonably expected to lead to a “Superior Proposal” (as that term is defined in the Merger Agreement), if the Board determines in good faith, after consultation with outside counsel, that its failure to take such action is reasonably likely to result in a breach of its fiduciary duties under applicable law.

•	Ability to Terminate the Merger Agreement to Accept a “Superior Proposal.” The Board considered the Company’s ability, following receipt of a Superior Proposal after the date of the Merger Agreement, to change its recommendation with respect to the Offer or the Merger and terminate the Merger Agreement if certain conditions are satisfied, including if the Board determines in good faith, after consultation with outside counsel, that its failure to take such action is reasonably likely to result in a breach of its fiduciary duties under applicable law, and at least three business days prior written notice is given to Parent of the Board’s intent to take such action.

•	Regulatory Approvals. The Board considered the fact that the Merger Agreement provides that each of Parent and Purchaser will promptly make and effect all registrations, filings and submissions required to be made or effected by it pursuant to the HSR Act, any required foreign antitrust filings, the Exchange Act and other applicable legal requirements with respect to the Offer and the Merger, and execute and deliver any additional instruments necessary to consummate the transactions contemplated by the Merger Agreement.

•	Mandatory Extension of Offer. The Board considered Purchaser’s obligation, on the conditions contained in the Merger Agreement, in the event that, as of a scheduled expiration date, all conditions had not been satisfied or waived, to extend the Offer until such conditions were satisfied or waived.

•	Termination Fee. The Board considered its discussions with Piper Jaffray that the termination fee of $3 million ($1.5 million in the case of termination of the Merger Agreement due to the Company’s acceptance of a Superior Proposal that arose during the Go-Shop Period), representing approximately 1.3% of the equity value of the transaction (0.6% in the case of the lower fee), that could become payable pursuant to the Merger Agreement under certain circumstances, including if the Company terminates the Merger Agreement to accept a Superior Proposal or if Parent terminates the Merger Agreement because the Board changes its recommendation with respect to the Offer or the Merger, was unlikely to be a significant deterrent to competing Takeover Proposals (as that term is defined in the Merger Agreement).

•	Reverse Termination Fee. The Board considered the fact that WPPE IX was providing a limited guarantee of Purchaser’s reverse termination fee of $9 million, equal to three times the fee payable by the Company, as an indication of Warburg Pincus’ commitment to close the transaction.

•	Dissenters’ Rights. The Board considered the availability of dissenters’ rights with respect to the Merger for the Company’s shareholders who properly exercise their rights under Minnesota law, which would give the Company’s shareholders the ability to dispute that the merger consideration (equal to the Offer Price) is the “fair value” of their Shares at the completion of the Merger.

(d)	Reasons Against the Recommendation

In evaluating the Merger Agreement and the transactions contemplated thereby, and making its recommendation to the holders of Shares, the Board consulted with the Company’s senior management, legal counsel and financial advisor and considered a number of factors, including the following potentially negative factors:

•	Failure to Close. The Board considered that the conditions to Parent’s and Purchaser’s obligation to accept for payment and pay for the Shares tendered pursuant to the Offer and to consummate the Merger were subject to conditions, and the possibility that such conditions may not be satisfied, including as a result of events outside of the Company’s control. The Board also considered the fact that, if the Offer and Merger are not completed, the market’s perception of the Company’s continuing business could potentially result in a loss of customers, vendors, business partners, collaboration partners and employees and that the trading price of the Shares could be adversely affected. The Board considered that, in that event, it would be unlikely that another party would be interested in acquiring the Company. The Board also considered the fact that, if the Offer and Merger are not consummated, the Company’s directors, officers and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, and the Company will have incurred significant transaction costs, attempting to consummate the transaction.

•	Public Announcement of the Offer and Merger. The Board considered the effect of a public announcement of the execution of the Merger Agreement and the Offer and Merger contemplated thereby, including effects on the Company’s operations, stock price and employees and the Company’s ability to attract and retain key management and personnel. The Board also considered the effect of these matters on Parent and Purchaser and the risks that any adverse reaction to the transactions contemplated by the Merger Agreement could adversely affect Parent’s and Purchaser’s willingness to consummate the transactions contemplated by the Merger Agreement.

•	Pre-Closing Covenants. The Board considered that, under the terms of the Merger Agreement, the Company agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, that the Company will not take a number of actions related to the conduct of its business without the prior written consent of Purchaser. The Board further considered that these terms of the Merger Agreement may limit the ability of the Company to pursue business opportunities that it would otherwise pursue.

•	Restrictions; Termination Fee. The Board considered the restrictions that the Merger Agreement impose on actively soliciting competing bids after the termination of the Solicitation Period, and requirement under the Merger Agreement that the Company would be obligated to pay a termination fee of $3 million or $1.5 million under certain circumstances, and the potential effect of such termination fee in deterring other potential acquirers from proposing alternative transactions.

•	Cash Consideration. The Board considered the fact that, subsequent to completion of the Merger, the Company will no longer exist as an independent public company and that the nature of the transaction as a cash transaction would prevent the Company shareholders from being able to participate in any value creation that the Company could generate going forward, as well as any future appreciation in value of the combined company.

•	Tax Treatment. The Board considered the fact that gains from this transaction would be taxable to the Company’s shareholders for U.S. federal income tax purposes.

•	Potential Conflicts of Interest. The Board was aware of the potential conflicts of interest between the Company, on the one hand, and certain of the Company’s officers and directors, on the other hand, as a result of the transactions contemplated by the Offer and the Merger as described in Item 3 above.

•	Purchaser is a Shell Company. The Board considered the fact that Parent and Purchaser are shell companies and may not have sufficient assets to satisfy their obligations under the terms of the Merger Agreement, and the Company’s only assurance that Parent and Purchaser will be able to satisfy their obligations under the Merger Agreement is in the form of a limited guarantee made by WPPE IX in favor of the Company pursuant to which WPPE IX is guaranteeing the obligations of Parent and Purchaser to pay the Reverse Termination Fee, subject to the terms and conditions of the Merger Agreement.

•	Financing is Not Guaranteed. The Board considered the fact that Parent and Purchaser’s ability to finance the purchase of the Shares is not guaranteed, but is supported only by an equity commitment letter from WPPE IX to which the Company is not a party.

•	No Right to Specific Performance. The Board considered the fact that, under the Merger Agreement, the Company is not entitled to an injunction or injunctions to prevent breaches of this Agreement by Parent or Purchaser or to enforce specifically the terms and provisions of this Agreement, other than in two limited circumstances.

•	Parent’s Termination Right if a Majority of Shares are not Tendered. The Board considered Parent’s right not to accept for payment or, subject to any applicable rules and regulations of the SEC, to pay for any Shares tendered pursuant to the Offer in the event that the sum of the number of Shares which have been validly tendered and not withdrawn prior to the expiration of the Offer do not together represent at least a majority of the fully diluted Shares.

The Board believed that, overall, the potential benefits of the Offer and the Merger to the Company shareholders outweigh the risks of the Offer and the Merger and provide the maximum value to shareholders.

The foregoing discussion of information and factors considered by the Board is not intended to be exhaustive. In light of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Moreover, each member of the Board applied his own personal business judgment to the process and may have given different weight to different factors.

(e)	Opinion of the Company’s Financial Advisor.

The Company retained Piper Jaffray to act as its financial advisor, and, if requested, to render to the Board an opinion as to the fairness, from a financial point of view, to the holders of Shares of the $17.00 per share in cash to be paid in the Offer and the Merger.

The full text of the Piper Jaffray written opinion dated January 14, 2008, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Piper Jaffray in rendering its opinion, is attached as Annex B and is incorporated in its entirety herein by reference. The Company’s shareholders are urged to, and should, carefully read the Piper Jaffray opinion in its entirety. The Piper Jaffray opinion addresses only the fairness, from a financial point of view and as of the date of the opinion, to holders of Shares of $17.00 per share in cash to be paid in the Offer and the Merger. The Piper Jaffray opinion was directed to the Board and was not intended to be, and does not constitute, a recommendation as to whether any of the Company’s shareholder’s should tender their Shares in connection with the Offer or how any of the Company’s shareholder’s should vote with respect to the Merger or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Piper Jaffray:

•	reviewed and analyzed the financial terms set forth in a draft of the Merger Agreement, dated January 13, 2008;

•	reviewed and analyzed certain financial and other data with respect to the Company that was publicly available;

•	reviewed and analyzed certain information, including financial forecasts, relating to the business, earnings, cash flows, assets, liabilities and prospects of the Company that were publicly available, as well as those that were furnished to Piper Jaffray by the Company;

•	reviewed the current and historical reported prices and trading activity of the Shares and similar information for certain other companies deemed by Piper Jaffray to be comparable to the Company;

•	compared the valuation multiples of the Company with that of certain other publicly-traded companies that Piper Jaffray deemed relevant; and

•	reviewed the financial terms, to the extent publicly available, of certain business combination transactions that Piper Jaffray deemed relevant.

In addition, Piper Jaffray performed a discounted cash flows analysis for the Company on a stand-alone basis. Piper Jaffray conducted such other analyses, examinations and inquiries and considered such other financial, economic and market criteria as Piper Jaffray deemed necessary and appropriate in arriving at its opinion. Piper Jaffray also conducted discussions with members of the senior management of the Company and representatives of the Company concerning the financial condition, historical and current operating results, business and prospects for the Company, as well as its business and prospects on a stand-alone basis.

The following is a summary of the material financial analyses performed by Piper Jaffray in connection with the preparation of its fairness opinion, which was reviewed with the Board at a meeting held on January 14, 2008 and was formally delivered to the Board at a meeting held on January 14, 2008. The preparation of analyses and a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, this summary does not purport to be a complete description of the analyses performed by Piper Jaffray or of its presentations to the Board on January 14, 2008.

This summary includes information presented in tabular format, which tables must be read together with the text of each analysis summary, and considered as a whole, in order to fully understand the financial analyses presented by Piper Jaffray. The tables alone do not constitute a complete summary of the financial analyses. The order in which these analyses are presented below, and the results of those analyses, should not be taken as any indication of the relative importance or weight given to these analyses by Piper Jaffray or the Board. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before January 14, 2008, and is not necessarily indicative of current market conditions.

Selected Publicly Traded Companies Analysis

Piper Jaffray reviewed selected financial data that were prepared by the Company’s management as its internal forecasts for calendar years 2007 through 2008 and compared them to corresponding consensus Wall Street forecasts, where applicable, for publicly traded companies that are engaged primarily in the medical technology industry and which Piper Jaffray believed were similar to the Company’s financial profile. The Company’s fiscal year ends June 30 and, as a result, the projections prepared by the Company’s management for the calendar year results were calculated by combining 50% of the projections for each of the fiscal years making up the relevant calendar year. Piper Jaffray selected companies based on information obtained by searching SEC filings, public company disclosures, press releases, industry and popular press reports, databases and other sources and by applying the following criteria:

•	companies with medical technology Standard Industrial Classification codes;

•	companies with market capitalizations between $50 million and $1 billion;

•	companies that were profitable in the last twelve months; and

•	companies with expected revenue growth of 8% to 18% for each of 2007 and 2008, which equals plus and minus 5% of Company management’s projected growth rate.

Based on these criteria, Piper Jaffray identified and analyzed the following eight selected companies:

•	Cantel Medical Corp.;

•	Cryolife Inc.;

•	Kensey Nash Corp.;

•	Merit Medical Systems Inc.;

•	Possis Medical Inc.;

•	Quidel Corp.;

•	Sonic Innovations Inc.; and

•	Symmetry Medical, Inc.

Piper Jaffray compared valuation multiples for the Company derived from its aggregate enterprise value based on the Offer Price and Merger Consideration, as applicable, to be paid in the Offer and the Merger, respectively, and projected revenue and earnings data for the Company, on the one hand, to valuation multiples for the selected companies derived from their market valuation and actual and projected revenue and earnings data, on the other hand:

Selected Companies
	Lifecore(1)	Low	Median	Mean	High

Enterprise value as a multiple of last 12 months revenue(2)	2.9x	1.2x	2.6x	2.7x	4.8x
Enterprise value as a multiple of calendar year 2008 projected revenue(3)	2.6x	1.0x	2.1x	2.3x	3.9x
Enterprise value as a multiple of last 12 months EBITDA(2)	13.8x	9.1x	15.8x	16.8x	22.5x
Price as a multiple of last 12 months earnings per share(2)(4)	30.5x	24.3x	28.9x	32.9x	46.7x
Price as a multiple of projected calendar year 2008 earnings per share(3)(4)	29.0x	16.5x	21.9x	22.1x	27.2x

(1)	Based on $17.00 per share.

(2)	Last twelve months for the Company and selected companies is as of September 30, 2007, except for EBITDA of one of the selected companies for which last twelve months was as of June 30, 2007. Piper Jaffray determined that multiples were not meaningful, and were therefore omitted, if they were negative or if they were greater than 25.0x. The results of one selected company were omitted as a result.

(3)	Projected revenue and earnings for the Company for calendar year 2008 are based on estimates of the Company’s management. Revenue and earnings for the selected companies calendar year 2008 are based on Reuters Consensus Estimates. The Company’s fiscal year ends June 30 and, as a result, the projections prepared by the Company’s management for the calendar year results were calculated by combining 50% of the projections for each of the fiscal years making up the relevant calendar year.

(4)	Piper Jaffray determined that ratios were not meaningful, and were therefore omitted, if they were negative or if they were greater than 60.0x for the last 12 months or greater than 40.0x for the projected calendar year 2008. Accordingly, the results of one selected company were omitted as a result.

Piper Jaffray, among other things, calculated the ratio of enterprise value to revenue for each of the selected companies for the last twelve months and calendar year 2008 to obtain a range valuation multiples. Piper Jaffray also calculated the enterprise value to EBITDA ratio for each selected company for the last twelve months to obtain a range of valuation multiples. Piper Jaffray also calculated the price-to-earnings ratio for each selected company for the last twelve months and calendar year 2008 to obtain a range of valuation multiples. This analysis showed that, based on the estimates and assumptions used in the analysis, (i) when comparing the enterprise value to revenue ratio for the last 12 months and calendar year 2008, the proposed $17.00 per share offer implied valuation multiples for the Company that were within the range of valuation multiples of the selected companies, (ii) when comparing the enterprise value to EBITDA ratio for the last 12 months, the proposed $17.00 per share offer implied a valuation multiple for the Company that was within the range of valuation multiples of the selected companies and (iii) when comparing the price-to-earnings ratio for the last twelve months and calendar year 2008, the proposed $17.00 per share offer price implied valuation multiples for the Company that were within the range of valuation multiples of the selected companies.

Selected M&A Transaction Analysis

Piper Jaffray reviewed transactions involving target companies that it deemed comparable to the Company. Piper Jaffray selected these transactions by searching SEC filings, public company disclosures, press releases, industry and press reports, databases and other sources and by applying the following criteria:

•	transactions involving target companies with medical technology Standard Industrial Classification codes;

•	transactions that were announced between January 1, 2000 and the date of the opinion;

•	transactions involving target companies that had an enterprise value between $50 million and $1 billion; and

•	companies with expected revenue growth of 8% to 18% for each of 2007 and 2008, which equals plus and minus 5% of Company management’s projected growth rate.

Based on these criteria, the following nineteen transactions were deemed similar to the proposed transaction:

Acquirer	Target

ev3 Inc.	FoxHollow Technologies, Inc.
Inverness Medical Innovations Inc.	Cholestech Corporation
Moog Inc.	ZEVEX International
Advanced Medical Optics, Inc.	IntraLase Corp.
Getinge Group AB	Huntleigh Technology Plc.
AngioDynamics Inc.	RITA Medical Systems Inc.
Royal Philips Electronics	Lifeline Systems Inc.
Duramed Pharmaceuticals Inc.	FEI Woman’s Health, LLC
Ossur hf	Royce Medical Holdings Inc.
Siemens AG	CTI Molecular Imaging, Inc.
Cardiac Science Inc.	Quinton Cardiology Systems Inc.
Integra LifeSciences Holdings Corporation	Newdeal Technologies
Biomet, Inc.	Interpore International, Inc.
Orthofix International N.V.	BREG, Inc.
Cortec Group	Royce Medical Holdings Inc.
Stryker Corporation	Surgical Dynamics Inc.
Royal Philips Electronics	ADAC Laboratories
Siemens AG	Acuson Corp.
Novartis AG	Wesley Jessen VisionCare Inc.

Piper Jaffray calculated the enterprise value to revenue for the last twelve months preceding each transaction and to projected revenue for the twelve consecutive months following each transaction, or the forward period, enterprise value to EBITDA for the last twelve months preceding each transaction and equity value to net income for the last twelve months and projected net income for the forward period for each transaction. Piper Jaffray then compared the results of these calculations with similar calculations for the Offer, the Merger and the transactions contemplated by the Merger Agreement. The analysis indicated the following multiples:

Selected Transactions
	Lifecore(1)	Low	Median	Mean	High

Enterprise value to last 12 months revenue(2)	2.9x	1.4x	2.6x	3.1x	5.8x
Enterprise value to forward 12 months revenue(3)	2.6x	1.3x	2.3x	2.7x	5.1x
Enterprise value to last 12 months EBITDA(2)	13.8x	7.1x	12.5x	14.8x	22.6x
Equity value to last 12 months net income(2)	30.5x	14.8x	29.7x	29.0x	45.2x
Equity value to forward 12 months projected net income(3)	31.1x	13.2x	29.2x	25.8x	34.1x

(1)	Based on $17.00 per share.

(2)	Revenue and net income for the last twelve months for the Company is for the twelve months ending September 30, 2007. Revenue and net income for the last twelve months preceding a selected transaction is based on reported SEC sources.

(3)	Revenue and net income for the Company with respect to the forward period is for the twelve months commencing September 30, 2007 and was estimated by combining 75% of the Company’s management projections for fiscal year 2008 and 25% of the Company’s management projections for fiscal year 2009.

Revenues and net income for the selected transactions for the forward period are based on published research analysts’ estimates.

The analysis showed that, based on the estimates and assumptions used in the analysis, (i) the enterprise value implied by the proposed $17.00 per share offer price as a multiple of projected revenue for the forward period and as a multiple of revenue for the last twelve months was within the range of similar multiples for the selected transactions, (ii) the enterprise value implied as a multiple of EBITDA for the last twelve months was within the range of multiples for the selected transactions and (iii) the equity value implied by the proposed $17.00 per share offer price as a multiple of projected net income for the forward period and as a multiple of revenue for the previous twelve months was within the range of similar multiples for the selected transactions.

A comparable M&A transaction analysis generates an implied value of a company based on publicly available financial terms of selected change of control transactions involving companies that share certain characteristics with the company being valued. However, no company or transaction utilized in the comparable transaction analysis is identical to the Company or the Offer and the Merger, respectively.

Premiums Paid Analysis

Piper Jaffray reviewed publicly available information for selected completed or pending merger or buyout transactions to determine the premiums (or discounts) paid in the transactions over recent trading prices of the target companies prior to announcement of the transaction. Piper Jaffray selected these transactions by searching SEC filings, public company disclosures, press releases, industry and popular press reports, databases and other sources and by applying the following criteria:

•	transactions in which the target company was a publicly traded company that operated in the medical technology industry; and

•	transactions announced from January 1, 2004 through December 31, 2007.

Piper Jaffray performed its analysis on 53 transactions that satisfied the criteria, and the table below shows a comparison of premiums (or discounts) paid in these transactions to the premium that would be paid to the Company’s shareholders based on the $17.00 per share offer price payable in the Offer and the Merger:

		Selected Transactions
	Lifecore	Low	Median	Mean	High

One week before announcement(1)	25.5%	3.1%	27.8%	30.1%	82.8%
Four weeks before announcement(2)	25.3%	2.8%	31.0%	35.4%	123.9%

(1)	Company’s premium based on closing price of $13.55 on January 4, 2008.

(2)	Company’s premium based on closing price of $13.57 on December 14, 2007.

This analysis showed that, based on the estimates and assumptions used in the analysis, the premiums over the market prices at the selected dates for the Shares implied by the $17.00 per share offer price was within the range of premiums paid in the selected merger and acquisition transactions.

Discounted Cash Flow Analysis

Using a discounted cash flow analysis, Piper Jaffray calculated an estimated range of theoretical equity values for the Company based on the net present value of (1) the projected calendar year free cash flows from calendar year 2008 to 2012, discounted back to January 1, 2008 and (2) a terminal value based on multiples of projected EBITDA at calendar year end 2012 discounted back to January 1, 2008. Piper Jaffray utilized forecasts of future results furnished to it by management of the Company for the period from fiscal year 2008 to fiscal year 2013. The Company’s fiscal year ends June 30 and, as a result, the projections prepared by the Company’s management for the for calendar year results were calculated by combining 50% of the projections for each of the fiscal years making up the relevant calendar year. Piper Jaffray calculated the range of net present values based on an assumed tax rate of 40.0%, discount rates of 15.0%, 17.5% and 20.0%, and terminal value multiples of 11.0x, 12.0x and 13.0x applied to the projected calendar year 2012 EBITDA. Piper Jaffray based the discount rates on the weighted average cost of capital for the Company and the Morningstar Micro-Cap Size Premium. This analysis resulted in implied per share values of the Company’s equity ranging from a low of $14.75 to a high of $19.52. Piper Jaffray observed that the $17.00 per share offer price was within the range of values derived from this analysis.

Miscellaneous

The summary set forth above does not contain a complete description of the analyses performed by Piper Jaffray, but does summarize the material analyses performed by Piper Jaffray in rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Piper Jaffray believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses or of the summary, without considering the analyses as a whole or all of the factors included in its analyses, would create an incomplete view of the processes underlying the analyses set forth in the Piper Jaffray opinion. In arriving at its opinion, Piper Jaffray considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Instead, Piper Jaffray made its determination as to fairness on the basis of its experience and financial judgment after considering the results of all of its analyses. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that this analysis was given greater weight than any other analysis. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the transactions contemplated by the Merger Agreement.

Piper Jaffray performed its analyses solely for purposes of providing its opinion to the Board. In performing its analyses, Piper Jaffray made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Certain of the analyses performed by Piper Jaffray are based upon forecasts of future results furnished to Piper Jaffray by the Company’s management, which are not necessarily indicative of actual future results and may be significantly more or less favorable than actual future results. These forecasts are inherently subject to uncertainty because, among other things, they are based upon numerous factors or events beyond the control of the parties or their respective advisors. Piper Jaffray does not assume responsibility if future results are materially different from forecasted results.

Piper Jaffray’s opinion was one of many factors taken into consideration by the Board in making the determination to approve the Merger Agreement and recommend that the shareholders tender their Shares in connection with the Offer. The above summary does not purport to be a complete description of the analyses performed by Piper Jaffray in connection with the opinion and is qualified in its entirety by reference to the written opinion of Piper Jaffray attached as Annex B hereto.

Piper Jaffray has relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to it or discussed with or reviewed by it. Piper Jaffray has further relied upon the assurances of the management of the Company that the financial information provided has been prepared on a reasonable basis in accordance with industry practice and that they are not aware of any information or facts that would make any information provided to Piper Jaffray incomplete or misleading. Without limiting the generality of the foregoing, for the purpose of its opinion, Piper Jaffray has assumed that with respect to financial forecasts, estimates and other forward-looking information reviewed by it, including the Company’s conversion of its financial forecasts from a fiscal year-end basis to a calendar year-end basis, that such information has been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the management of the Company as to the expected future results of operations and financial condition of the Company to which such financial forecasts, estimates and other forward-looking information relate. Piper Jaffray expresses no opinion as to any such financial forecasts, estimates or forward-looking information or the assumptions on which they were based. With the consent of the Company, Piper Jaffray has relied on advice of the outside counsel and the independent accountants to the Company, and on the assumptions of the management of the Company, as to all accounting, legal, tax and financial reporting matters with respect to the Company, SBT Holdings Inc. and the Merger Agreement.

Piper Jaffray assumed that the Offer and the Merger would be completed on the terms set forth in the Merger Agreement reviewed by Piper Jaffray, without amendments and with full satisfaction of all covenants and conditions without any waiver. Piper Jaffray expressed no opinion regarding whether the necessary approvals or other conditions to the consummation of the merger will be obtained or satisfied.

Piper Jaffray did not assume responsibility for performing, and did not perform, any appraisals or valuations of specific assets or liabilities of the Company. Piper Jaffray expresses no opinion regarding the liquidation value or solvency of any entity. Piper Jaffray did not undertake any independent analysis of any outstanding, pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities to which the Company, or any of its respective affiliates, are a party or may be subject. At the direction of the Company, and with its consent, Piper Jaffray’s opinion made no assumption concerning, and therefore did not consider, the potential effects of litigation, claims, investigations, or possible assertions of claims, or the outcomes or damages arising out of any such matters.

Piper Jaffray’s opinion was necessarily based on the information available to it and the facts and circumstances as they existed and were subject to evaluation as of the date of the opinion. Events occurring after the date of the opinion could materially affect the assumptions used by Piper Jaffray in preparing its opinion. Piper Jaffray expresses no opinion as to the prices at which Shares have traded or may trade following announcement of the transaction or at any time after the date of the opinion. Piper Jaffray has not undertaken and is not obligated to affirm or revise its opinion or otherwise comment on any events occurring after the date it was rendered.

Piper Jaffray was not requested to opine as to, and the opinion does not address, the basic business decision to proceed with or effect the Offer, the Merger or the transactions contemplated by the Merger Agreement, the pre-signing process conducted by the Company, the merits of the transaction compared to any alternative business strategy or transaction that may be available to the Company, SBT Holdings Inc.’s ability to fund the consideration, any other terms contemplated by the Merger Agreement or the fairness of the amount or nature of the compensation to the Company’s officers, directors or employees, or any class of such persons, relative to the compensation to be received by holders of the Shares. Piper Jaffray did not express any opinion as to whether any alternative transaction might produce consideration for the Company’s shareholders in excess of the consideration.

Piper Jaffray is a nationally recognized investment banking firm and is regularly engaged as a financial advisor in connection with mergers and acquisitions, underwritings and secondary distributions of securities and private placements. The Board selected Piper Jaffray to render its fairness opinion in connection with the transactions contemplated by the Merger Agreement on the basis of its experience and reputation in acting as a financial advisor in connection with mergers and acquisitions.

Piper Jaffray acted as financial advisor to the Company in connection with the Offer and the Merger and will receive an estimated fee of approximately $2.7 million from the Company, which is contingent upon the consummation of the Offer. Piper Jaffray also received a non-refundable retainer in the amount of $75,000 and a fee of $500,000 from the Company for providing its opinion, both of which will be credited against the fee for financial advisory services. The opinion fee was not contingent upon the consummation of the Offer or the Merger. The Company has also agreed to indemnify Piper Jaffray against certain liabilities in connection with its services and to reimburse it for certain expenses in connection with its services. In the ordinary course of its business, Piper Jaffray and its affiliates may actively trade securities of the company for its own account or the accounts of its customers and, accordingly, Piper Jaffray may at any time hold a long or short position in such securities. Piper Jaffray and may seek to be engaged by the Company in the future to provide investment banking services and commercial banking services, for which it would expect to be compensated.

(f)	Intent to Tender.

To the knowledge of the Company, to the extent permitted by applicable securities laws, rules or regulations, including Section 16(b) of the Exchange Act, each executive officer and director of the Company currently intends to tender all Shares over which he or she has sole dispositive power.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used.

Pursuant to a letter agreement dated December 10, 2007, the Company retained Piper Jaffray as its financial advisor in connection with the Offer and the Merger and to provide a financial opinion letter in connection with the Merger Agreement, the Offer and the Merger, which is filed hereto as Annex B and is incorporated herein by reference (the “Engagement Letter”). Pursuant to the Engagement Letter, the Company agreed to pay Piper Jaffray an estimated fee of approximately $2.7 million, which is contingent upon the consummation of the Offer. Piper Jaffray also received a non-refundable retainer in the amount of $75,000 and a fee of $500,000 from the Company for providing its opinion, both of which will be credited against the fee for financial advisory services. The opinion fee was not contingent upon the consummation of the Offer or the Merger. The Company has also agreed in the Engagement Letter to reimburse Piper Jaffray for all reasonable expenses incurred in performing its services and to indemnify Piper Jaffray and certain related persons against certain liabilities and expenses, including certain liabilities under the federal securities laws, relating to or arising out of its engagement.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to shareholders of the Company concerning the Offer or the Merger.

Item 6.	Interest in Securities of the Subject Company.

Except as set forth in this Item 6, no transactions in the Shares have been effected during the last sixty days by the Company or any of its subsidiaries or, to the knowledge of the Company, by any executive officer, director or affiliate of the Company.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Statement, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (a) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person, (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (c) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization.

Except as set forth above, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8.	Additional Information to be Furnished.

(a)	Dissenters’ Rights.

No dissenters’ rights are available in connection with the Offer. However, under Minnesota law, shareholders who do not sell their Shares in the Offer will have the right, by fully complying with the applicable provisions of Sections 302A.471 and 302A.473 of the MBCA, to dissent with respect to the Merger and to receive a judicial determination of the fair value of their Shares and to receive payment of such statutory value in cash, together with a fair rate of interest thereon. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of the Shares. The term “fair value” means the value of the Shares immediately before the effective time of the Merger and may be less than, equal to or greater than the price per share to be paid in the Merger.

To be entitled to payment, the dissenting shareholder must not accept the Offer, must file with the Company, prior to the vote for the Merger, a written notice of intent to demand payment of the fair value of the dissenting shareholder’s Shares, must not vote in favor of the Merger and must satisfy the other procedural requirements of the MBCA. Any shareholder contemplating the exercise of such dissenters’ rights should review carefully the provisions of Sections 302A.471 and 302A.473 of the MBCA, particularly the procedural steps required to perfect such rights, and should consult legal counsel. Dissenters’ rights will be lost if the procedural requirements of the statute are not fully and precisely satisfied.

If a vote of shareholders is required to approve the Merger under the MBCA, the notice and proxy statement for the meeting of the shareholders will again inform each shareholder of record as of the record date of the meeting of the shareholders (excluding persons who tender all of their Shares pursuant to the Offer if such Shares are purchased in the Offer) of their dissenters’ rights and will include a copy of Sections 302A.471 and 302A.473 of the MBCA and a summary description of the procedures to be followed to obtain payment of fair value for their Shares. If a vote of the shareholders is not required to approve the Merger, the Surviving Corporation will send a notice to those persons who are shareholders of the Surviving Corporation immediately prior to the effective time of the Merger which, among other things, will include a copy of Sections 302A.471 and 302A.473 of the MBCA and a summary description of the procedures to be followed to obtain payment of fair value for their Shares. A vote of the shareholders will not be required in the event that Purchaser owns 90% or more of the outstanding Shares on a fully diluted basis after the consummation of the Offer, because Parent may effect a short-form merger of Purchaser into the Company in accordance with Section 302A.621 of the MBCA.

Dissenters’ rights cannot be exercised at this time. The information set forth above is for informational purposes only with respect to alternatives available to shareholders if the Merger is consummated. Shareholders who will be entitled to dissenters’ rights in connection with the Merger will receive additional information concerning dissenters’ rights and the procedures to be followed in connection therewith before such shareholders have to take any action relating thereto.

The foregoing summary of the dissenters’ rights under the MBCA does not purport to be a complete statement of the procedures to be followed by shareholders desiring to exercise any dissenters’ rights available under the MBCA and is qualified in its entirety by reference to the MBCA. The preservation and exercise of dissenters’ rights require strict adherence to the applicable provisions of the MBCA. If a shareholder who asserts dissenters’ rights with respect to its Shares under the MBCA effectively withdraws or otherwise loses for any reason (including failure to perfect) his or her dissenters’ rights, then as of the Effective Time of the Merger or the occurrence of such event, whichever later occurs, such holder’s Shares will be automatically cancelled and converted into, and represent only the right to receive, the Merger Consideration, without interest and less any required withholding taxes, if any.

(b)	Anti-Takeover Statutes.

State Takeover Laws.  The Company is incorporated under the laws of the State of Minnesota. Under the MBCA and other Minnesota statutes, the Company is subject to several state takeover laws including, but not limited to, the Minnesota Control Share Acquisition Act and the Minnesota Business Combination Act.

Minnesota Control Share Acquisition Act.  The Company is currently subject to the Minnesota Control Share Acquisition Act under Section 302A.671 of the MBCA, which provides that, absent certain exceptions, a person who becomes the beneficial owner of a new range of the voting power of the shares of an issuing public corporation (i.e., from less than 20% to 20% or more, from less than 33 1/3% to 33 1/3% or more, or from less than a majority to a majority) will lose voting rights with respect to the shares above any such new percentage level of voting control, in the absence of special shareholder approval. That approval can be obtained only by a resolution adopted by (i) the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote and (ii) the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote, excluding all “interested shares” (generally, shares held by the acquiring person, any officer of the issuing public corporation, or any director who is also an employee of the issuing public corporation). If such approval is not obtained, the issuing public corporation may redeem the shares that exceed the new percentage level of voting control at their market value. A shareholders’ meeting to vote on whether to grant voting power to the acquiring person may not be held unless the acquiring person has delivered an information statement to the issuing public corporation.

The above provisions do not apply if the issuing public corporation’s articles of incorporation or bylaws approved by the corporation’s shareholders provide that the statute is inapplicable or if there is an applicable exception. The statute contains several exceptions, including an exception for cash tender offers (i) approved by a majority vote of the members of a committee composed solely of one or more disinterested directors of the issuing public corporation formed pursuant to Section 302A.673, subdivision 1, paragraph (d) of the MBCA, prior to the commencement of, or the public announcement of the intent to commence, the offer, and (ii) pursuant to which the acquiring person will become the owner of over 50% of the voting stock of the issuing public corporation. Under Section 302A.673 of the MBCA, a director or person is “disinterested” if the director or person is neither an officer nor an employee, nor has been an officer or employee within five years preceding the formation of the committee, of the publicly held Minnesota corporation or of a related organization.

The Company’s Amended and Restated Articles of Incorporation, and Amended Bylaws, do not exclude the Company from the restrictions imposed by the Minnesota Control Share Acquisition Act. However, because a special committee of disinterested directors of the Board have approved the Merger Agreement and the transactions contemplated thereby, the restrictions of the Minnesota Control Share Acquisition Act are inapplicable to the Merger Agreement and the transactions contemplated thereby, including the Offer, Top-Up Option and the Merger.

Minnesota Business Combination Act.  The Company is currently subject to the Minnesota Business Combination Act under Section 302A.673 of the MBCA, which prohibits a publicly held Minnesota corporation, like the Company, from engaging in any “business combination,” including a merger, with an “interested shareholder” (defined as any beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding shares of such corporation entitled to vote) for a period of four years after the date of the transaction in which the person became an interested shareholder, unless, among other things, a committee of that corporation’s board of directors comprised solely of one or more disinterested directors has given its approval of either the business combination or the transaction which resulted in the shareholder becoming an “interested shareholder” prior to such shareholder becoming an interested shareholder. Under the MBCA, a director or person is “disinterested” if the director or person is neither an officer nor an employee, nor has been an officer or employee within five years preceding the formation of the committee, of the publicly held Minnesota corporation or of a related organization.

Prior to the execution of the Merger Agreement, a special committee of disinterested directors of the Board approved the Purchaser’s acquisition of the Shares pursuant to the Offer and the subsequent Merger, which Purchaser intends to complete if it consummates the Offer, for the purposes of the Minnesota Business Combination Act. Therefore, the restrictions of the Minnesota Business Combination Act do not apply to Purchaser’s intended consummation of the Merger following Purchaser’s acquisition of the Shares pursuant to the Offer.

Takeover Disclosure Statute.  The Minnesota Takeover Disclosure Law, Minnesota Statutes Sections 80B.01-80B.13 (the “Takeover Disclosure Statute”), by its terms requires certain disclosures and the filing of certain disclosure material with the Minnesota Commissioner of Commerce (the “Commissioner”) with respect to any offer for a corporation, such as the Company, that has its principal place of business in Minnesota and a certain number of shareholders resident in Minnesota. The Purchaser has informed the Company that the purchaser will file a registration statement with the Commissioner prior to the date the Schedule TO is filed with the SEC. Although the Commissioner does not have an approval right with respect to the Offer, the Commissioner does review the disclosure material for the adequacy of such disclosure and is empowered to suspend summarily the Offer in Minnesota within three days of such filing if the Commissioner determines that the registration statement does not (or the material provided to beneficial owners of the Shares residing in Minnesota does not) provide full disclosure. If such summary suspension occurs, a hearing must be held (within 10 days of the summary suspension) as to whether to permanently suspend the Offer in Minnesota, subject to corrective disclosure. If the Commissioner takes action under the Takeover Disclosure Statute, such action may have the effect of significantly delaying the Offer and, if the Offer is suspended pursuant to the Minnesota Takeover Statute and Parent reasonably believes such suspension would delay the purchase of the Shares past the initial expiration date of the Offer, the Company has agreed, at the request of Parent, to amend the Merger Agreement to provide for the termination of the Offer and the consummation of the transactions contemplated by the Merger Agreement through a one-step merger structure in which the Company would merge with Purchaser, with the Company surviving.

“Fair Price” Provision.  Section 302A.675 of the MBCA which provides that an offeror generally may not acquire shares of a Minnesota publicly held corporation from a shareholder within two years following the offeror’s last purchase of shares of the same class pursuant to a takeover offer, including, but not limited to, acquisitions made by purchase, exchange or merger, unless the selling shareholder is afforded, at the time of the proposed acquisition, a reasonable opportunity to dispose of the shares to the offeror upon substantially equivalent terms as those provided in the earlier takeover offer. However, because a special committee of disinterested directors of the Board has approved the Merger Agreement and the transactions contemplated thereby, the restrictions of Sections 302A.675 are inapplicable to the Merger Agreement and the transactions contemplated thereby, including the Offer, the Top-Up Option and the Merger.

(c)	Antitrust Compliance

United States.  The acquisition of Shares pursuant to the Merger Agreement is subject to the pre-merger notification and reporting obligations under the HSR Act. Under the HSR Act, both parties to the transaction are required to submit a Notification and Report Form (the “HSR Application”) and observe a 15-day waiting period following Purchaser’s filing prior to Purchaser’s acquisition of the Shares. During the 15-day HSR waiting period, the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (the “FTC”), will examine the legality under the antitrust laws of Purchaser’s acquisition of the Shares. At any time prior to the expiration of the 15-day HSR waiting period, the Antitrust Division or the FTC has the authority to open an investigation of the transaction and suspend the running of the waiting period by issuance of a Request for Additional Information and Documentary Material, sometimes referred to as a Second Request. The Antitrust Division and the FTC also have the statutory authority after Purchaser’s acquisition of Shares pursuant to the Offer to take any action under the antitrust laws it deems necessary or desirable in the public interest, including (i) seeking to enjoin the purchase of Shares pursuant to the Offer or the consummation of the Merger or (ii) seeking the divestiture of Shares or substantial assets of the Company or its subsidiaries. Private parties, and state attorneys general, may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or, if a challenge is made, the ultimate result. Parent submitted its HSR Application on January 30, 2008, and the Company submitted its HSR Application on February 5, 2008. The waiting period required by the HSR Act expired at 11:59 p.m. on February 14, 2008, with respect to both applications.

Germany.  Under the German Act Against Restraints of Competition (“ARC”), the purchase of Shares pursuant to the Offer may be consummated if the acquisition is approved by the German Federal Cartel Office (“FCO”), either by written approval or by expiration of a one month waiting period that is commenced by the filing by Parent of a complete notification (the “German Notification”) with respect to the Offer, unless the FCO notifies Parent within the one month waiting period of the initiation of an in-depth investigation. Parent filed a notification with the FCO on February 5, 2008 on behalf of itself, Purchaser and the Company. On February 12, 2008, the required approval by the FCO in respect of the transactions contemplated by the Merger Agreement was obtained. Accordingly, the requirements of the ARC with respect to the acquisitions of Shares in the Offer have been satisfied. The written approval of the FCO or the expiration of any applicable waiting period is a condition to Purchaser’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer.

(d)	Top-Up Option.

Subject to the terms of the Merger Agreement, the Company has granted Parent and Purchaser a “Top-Up Option” to purchase from the Company, at a price per share equal to the Offer Price, the lesser of (i) a number of Shares that, when added to the number of Shares owned by Parent or Purchaser at the time of such exercise, will constitute one Share more than 90% of the total number of Shares then outstanding on a fully diluted basis (assuming the issuance of the Shares purchased under the Top-Up Option) or (ii) the aggregate number of Shares that the Company is authorized to issue under the Company’s Amended and Restated Articles of

Incorporation, but that are not issued and outstanding (and not otherwise subscribed for or otherwise committed to be issued) at the time of exercise of the Top-Up Option. The purchase price may be paid by Parent or Purchaser, at its election, either entirely in cash or by executing and delivering to the Company a promissory note having a principal amount equal to the purchase price. The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

(e)	Vote Required to Approve the Merger.

Under Section 302A.621 of the MBCA, if Purchaser acquires, pursuant to the Offer, the Top-Up Option or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after consummation of the Offer without a vote by the Company’s shareholders. If Purchaser acquires less than 90% of the outstanding Shares, the affirmative vote of the holders of a majority of the outstanding Shares will be required under the MBCA to effect the Merger. If Purchaser purchases Shares pursuant to the Offer, Purchaser will own a sufficient number of Shares to ensure approval of the Merger regardless of the vote of any other shareholders and Purchaser has agreed to vote all of its Shares in favor of the Merger.

(f)	Section 14(f) Information Statement

The Information Statement attached as Annex A to this Statement is being furnished pursuant to Section 14(f) under the Exchange Act in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company’s shareholders as described in the Information Statement, and is incorporated herein by reference.

Item 9.	Exhibits.

INDEX TO EXHIBITS

Exhibit No.

Exhibit (a)(1)	Offer to Purchase dated February 21, 2008 (incorporated by reference to Exhibit(a)(1)(A) to the Tender Offer Statement on Schedule TO, filed by Parent and Purchaser with respect to the Company on February 21, 2008 (the “Schedule TO”))
Exhibit (a)(2)	Letter of Transmittal dated February 21, 2008 (incorporated by reference to Exhibit(a)(1)(B) to the Schedule TO)
Exhibit (a)(3)	Press Release issued by the Company dated January 15, 2008 (incorporated by reference to the Schedule 14D-9C of the Company filed on January 15, 2008) and Transcript of conference call by the Company on January 15, 2008 relating to the proposed acquisition of the Company by Parent (incorporated by reference to the Schedule 14D-9C of the Company filed on January 15, 2008)
Exhibit (a)(4)	Press Release issued by the Company dated February 14, 2008 (incorporated by reference to the Schedule TO-C filed by the Company on February 14, 2008)
Exhibit (a)(5)	Press Release issued by Parent and Purchaser dated January 15, 2008 (incorporated by reference to the Schedule TO-C filed by the Company on January 15, 2008)
Exhibit (a)(6)	Summary Advertisement published in The New York Times dated February 21, 2008 (incorporated by reference to Exhibit(a)(1)(I) to the Schedule TO)
Exhibit (a)(7)	Letter to Shareholders of the Company dated February 21, 2008
Exhibit (a)(8)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit(a)(1)(D) to the Schedule TO)
Exhibit (a)(9)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit(a)(1)(E) to the Schedule TO)
Exhibit (a)(10)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit(a)(1)(C) to the Schedule TO)
Exhibit (e)(1)	Opinion of Piper Jaffray & Co. dated February 14, 2008 (incorporated by reference to Annex B of this Schedule 14D-9)
Exhibit (e)(2)	Agreement and Plan of Merger dated as of January 15, 2008, among Parent, Purchaser and the Company (incorporated by reference to Exhibit(d)(1)(A) to the Schedule TO)

Exhibit No.

Exhibit (e)(3)	The Information Statement of the Company dated as of February 21, 2008 (incorporated by reference to Annex A of this Schedule 14D-9)
Exhibit (e)(4)	Confidentiality Agreement between Parent and the Company dated July 21, 2006 (incorporated by reference to Exhibit(d)(1)(C) to the Schedule TO)
Exhibit (e)(5)	Form of Change in Control Agreement between the Company and certain executive officers of the Company (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004)
Exhibit (e)(6)	Change in Control Agreement dated June 17, 2004, between the Company and Dennis J. Allingham (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004)
Exhibit (g)	None
Annex A	The Information Statement of the Company dated as of February 21, 2008
Annex B	Opinion of Piper Jaffray & Co. dated January 15, 2008

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LIFECORE BIOMEDICAL, INC.

By:	/s/ DENNIS J. ALLINGHAM
Name:     Dennis J. Allingham

Title:	President and Chief Executive Officer

Dated: February 21, 2008

INDEX TO EXHIBITS

Exhibit No.

Exhibit (a)(1)	Offer to Purchase dated February 21, 2008 (incorporated by reference to Exhibit(a)(1)(A) to the Tender Offer Statement on Schedule TO, filed by Parent and Purchaser with respect to the Company on February 21, 2008 (the “Schedule TO”))
Exhibit (a)(2)	Letter of Transmittal dated February 21, 2008 (incorporated by reference to Exhibit(a)(1)(B) to the Schedule TO)
Exhibit (a)(3)	Press Release issued by the Company dated January 15, 2008 (incorporated by reference to the Schedule 14D-9C of the Company filed on January 15, 2008) and Transcript of conference call by the Company on January 15, 2008 relating to the proposed acquisition of the Company by Parent (incorporated by reference to the Schedule 14D-9C of the Company filed on January 15, 2008)
Exhibit (a)(4)	Press Release issued by the Company dated February 14, 2008 (incorporated by reference to the Schedule TO-C filed by the Company on February 14, 2008)
Exhibit (a)(5)	Press Release issued by Parent and Purchaser dated January 15, 2008 (incorporated by reference to the Schedule TO-C filed by the Company on January 15, 2008)
Exhibit (a)(6)	Summary Advertisement published in The New York Times dated February 21, 2008 (incorporated by reference to Exhibit(a)(1)(I) to the Schedule TO)
Exhibit (a)(7)	Letter to Shareholders of the Company dated February 21, 2008
Exhibit (a)(8)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit(a)(1)(D) to the Schedule TO)
Exhibit (a)(9)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit(a)(1)(E) to the Schedule TO)
Exhibit (a)(10)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit(a)(1)(C) to the Schedule TO)
Exhibit (e)(1)	Opinion of Piper Jaffray & Co. dated February 14, 2008 (incorporated by reference to Annex B of this Schedule 14D-9)
Exhibit (e)(2)	Agreement and Plan of Merger dated as of January 15, 2008, among Parent, Purchaser and the Company (incorporated by reference to Exhibit(d)(1)(A) to the Schedule TO)
Exhibit (e)(3)	The Information Statement of the Company dated as of February 21, 2008 (incorporated by reference to Annex A of this Schedule 14D-9 as)
Exhibit (e)(4)	Confidentiality Agreement between Parent and the Company dated July 21, 2006 (incorporated by reference to Exhibit(d)(1)(C) to the Schedule TO)
Exhibit (e)(5)	Form of Change in Control Agreement between the Company and certain executive officers of the Company (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June September 30, 2004)
Exhibit (e)(6)	Change in Control Agreement dated June 17, 2004, between the Company and Dennis J. Allingham (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004)
Exhibit (g)	None
Annex A	The Information Statement of the Company dated as of February 21, 2008
Annex B	Opinion of Piper Jaffray & Co. dated January 14, 2008

ANNEX A

LIFECORE BIOMEDICAL, INC.
3515 LYMAN BOULEVARD
CHASKA, MINNESOTA 55318
(952) 368-4300

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL INFORMATION

This Information Statement is being mailed on or about February 21, 2008, as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of Lifecore Biomedical, Inc. (“Lifecore” or the “Company”), with respect to the tender offer by SBT Acquisition Inc. (“Purchaser”), a Minnesota corporation and wholly owned subsidiary of SBT Holdings Inc., a Delaware corporation (“Parent”) to holders of the Company’s common stock, par value $0.01 per share (the “Shares”). Unless the context indicates otherwise, in this Information Statement, we use the terms “us,” “we” and “our” to refer to Lifecore. You are receiving this Information Statement in connection with the possible election of persons designated by Parent to a majority of the seats on the board of directors of the Company (the “Board”).

BACKGROUND

On January 15, 2008, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Parent and Purchaser. Pursuant to the Merger Agreement, Purchaser has commenced a cash tender offer (the “Offer”) to purchase all outstanding Shares at a price of $17.00 per share (the “Offer Price”), net to the sellers in cash, without interest and less any required withholding taxes, if any, upon the terms and conditions set forth in the Offer to Purchase, dated February 21, 2008 (the “Offer to Purchase”). Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at 5:00 p.m., New York City time, on March 19, 2008, at which time, if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all Shares validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed to the Lifecore shareholders and are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO filed by Purchaser and Parent with the Securities and Exchange Commission (the “SEC”) on February 21, 2008.

The Merger Agreement provides, among other things, for the making of the Offer by Purchaser and further provides that, upon the terms and subject to the conditions contained in the Merger Agreement, following completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into the Company (the “Merger”) and the Company will continue as the surviving corporation under the laws of the State of Minnesota, and the separate corporate existence of Purchaser will cease. In the Merger, Shares issued and outstanding immediately prior to the consummation of the Merger (other than Shares owned by Parent, Purchaser, any other subsidiary of Parent or any subsidiary of the Company, all of which will be cancelled, and other than Shares held by shareholders who have properly exercised dissenters’ rights under the Minnesota Business Corporation Act), will be converted into the right to receive an amount in cash equal to the Offer Price, without interest and less any required withholding taxes, if any.

The Offer, the Merger and the Merger Agreement are more fully described in the Schedule 14D-9, to which this Information Statement is attached, which was filed by the Company with the SEC on February 21, 2008, and which is being mailed to shareholders of the Company along with this Information Statement.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. Information set forth herein relating to Parent, Purchaser or the Board Designees (as defined below) has been provided by Parent. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

The Purchaser commenced the Offer on February 21, 2008. As set forth in the Offer to Purchase, the Offer will expire at 5:00 p.m., New York City time, on March 19, 2008, or any later time to which Purchaser, subject to the terms of the Merger Agreement, extends the period of time during which the Offer is open.

DIRECTORS DESIGNATED BY PARENT

Right to Designate Directors

The Merger Agreement provides that, after Purchaser accepts for payment and pays for Shares pursuant to the Offer. Parent will be entitled to designate the number of directors (the “Board Designees”), rounded up to the next whole number, on the Board that equals the product of (a) the total number of directors on the Board, giving effect to the election of any additional directors, and (b) the percentage that the number of Shares owned by Parent and Purchaser bears to the total number of Shares then outstanding. Promptly following Parent’s request, the Company will use its best efforts to cause Parent’s designees to be elected or appointed to the Board, including increasing the number of directors and seeking and accepting resignations of incumbent directors, provided that, at all times prior to the consummation of the Merger, the Board shall include at least two directors who were on the Board prior to Parent’s designation of the Board Designees or who were appointed to the Board as described in the following sentence (the “Continuing Directors”). In the event that, prior to the consummation of the Merger, the number of Continuing Directors is reduced below two, the remaining Continuing Director shall be entitled to designate any other person who is not an affiliate, shareholder or employee of Parent or any of its subsidiaries to fill the vacancy left by such departed Continuing Director. Moreover, the Company will take all necessary action to cause individuals designated by Parent to constitute the number of members, rounded up to the next whole number, on each committee of the Board, each board of directors of each subsidiary of the Company, and each committee of the board of each subsidiary, that represents the same percentage as the individuals represent on the Board, in each case to the fullest extent permitted by applicable law.

Following the election or appointment of Parent’s designees and until the consummation of the Merger, the approval of a majority of the Continuing Directors, or the approval of both Continuing Directors if there are only two Continuing Directors, will be required to authorize any amendment to or termination of the Merger Agreement by the Company, any extension of time for performance of any obligation or action under the Merger Agreement by Parent or Purchaser, any waiver of the Company’s rights under the Merger Agreement, and any other action of the Board relating to the Merger Agreement if such action would materially and adversely affect the Company’s shareholders.

Information with respect to the Board Designees

As of the date of this Information Statement, Parent has not determined who it will designate to the Board. However, such designees will be selected from the list of potential designees provided below (the “Potential Designees”). The Potential Designees have consented to serve as directors of the Company if so designated. None of the Potential Designees currently is a director of, or holds any position with, the Company. To our knowledge, none of the Potential Designees beneficially owns any equity securities, or rights to acquire any equity securities of the Company, has a familial relationship with any director or executive officer of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. To our knowledge, there are no material pending legal proceedings to which any Potential Designee listed below is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. To our knowledge, none of the Potential Designees listed below has, during the past five years, (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The following sets forth information with respect to the Potential Designees (including age as of the date hereof, business address, current principal occupation or employment and five-year employment history). Unless otherwise noted, the business address of each Potential Designee is care of Warburg Pincus Private

Equity IX, L.P. at 466 Lexington Avenue, New York, New York, 10017 and each Potential Designee is a citizen of the United States.

Name	Age	Principal Occupation and Five-Year Employment History

Sean D. Carney	38	Since 1996, Mr. Carney has been employed by Warburg Pincus LLC and has served as a Managing Director of Warburg Pincus LLC and General Partner of Warburg Pincus & Co. since January 2001. Mr. Carney serves as a director of Arch Capital Group Ltd., DexCom, Inc. and several privately held companies, including Keystone Dental, Inc.

Todd Gilman	26	Mr. Gilman is an analyst at Warburg Pincus LLC and has been employed by Warburg Pincus since 2007. From 2005 to 2007, Mr. Gilman was an analyst at Lehman Brothers in New York, New York. From 2004 until 2005, Mr. Gilman was an analyst at Credit Suisse First Boston in New York, New York. Prior to 2004, Mr. Gilman was pursing a Bachelor of Science in Business Administration from the Haas School of Business and a Bachelor of Arts in Economics from the University of California, Berkeley.

Noah Knauf	28	Mr. Knauf is an associate at Warburg Pincus LLC and has been employed by Warburg Pincus since 2007. From 2005 to 2007, Mr. Knauf was pursuing a Masters of Business Administration at the Stanford Graduate School of Business in Stanford, California. From 2003 to 2005, Mr. Knauf was an associate at Parthenon Capital in Boston, Massachusetts.

Eric Liu	31	Mr. Liu is a principal at Warburg Pincus LLC and has been employed by Warburg Pincus LLC since 2004. From 2002 until 2004, Mr. Liu was pursuing a Masters of Business Administration at the Stanford Graduate School of Business in Stanford, California.

Elizabeth H. (Bess) Weatherman	47	Since 1996, Ms. Weatherman has been a Managing Director of Warburg Pincus, LLC. Ms. Weatherman serves as a director of American Medical Systems, ev3 Inc., Kyphon Inc. and several privately-held companies.

CERTAIN INFORMATION CONCERNING THE COMPANY

The authorized capital stock of the Company consists of 50,000,000 Shares and 25,000,000 shares of preferred stock, par value $1.00 per share (the “Preferred Stock”). As of the close of business on February 18, 2008, there were 13,558,691 Shares outstanding and no shares of Preferred Stock outstanding.

The Shares are the only class of voting securities of the Company outstanding that are entitled to vote at a meeting of shareholders of the Company. Each Share entitles the record holder to one vote on all matters submitted to a vote of the shareholders.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

Set forth below are the name, age and position of each director and executive officer of the Company as of February 1, 2008.

Name	Age	Position(s)

Dennis J. Allingham	57	President and Chief Executive Officer, Director
David M. Noel	51	Vice President of Finance and Chief Financial Officer
Larry D. Hiebert	52	Vice President & General Manager of Hyaluronan Division
Kipling Thacker, Ph.D.	52	Vice President of New Business Development
James G. Hall	44	Vice President of Technical Operations
John E. Runnells, III	62	Lead Director
Martin J. Emerson	44	Director
Thomas H. Garrett	62	Director
Luther T. Griffith	54	Director
Richard W. Perkins	76	Director

The following are brief biographies of each current director and executive officer of the Company (including present principal occupation or employment, and material occupations, positions, offices or employment for the past five years). Unless otherwise indicated, to the knowledge of the Company, no current director or executive officer of the Company has been convicted in a criminal proceeding during the last five years and no director or executive officer of the Company was a party to any judicial or administrative proceeding during the last five years (except for any matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. There are no family relationships between directors and executive officers of the Company.

Dennis J. Allingham has been a director of the Company since 2004. Mr. Allingham was appointed President, Chief Executive Officer and Secretary and to the Board of Directors in February 2004. Mr. Allingham previously served as our Executive Vice President from November 1997 to February 2004. He served as our Chief Financial Officer from January 1996 to March 2004. Mr. Allingham was also General Manager of the Hyaluronan Division from November 1996 to February 2004 and General Manager of the Dental Division from November 1997 to February 2004.

David M. Noel was appointed Vice President of Finance and Chief Financial Officer in March 2004. Mr. Noel, a Certified Public Accountant, joined the Company as Controller in February 2002 and served in such position until March 2004. From 1996 to 2001, Mr. Noel was Controller of Nilfisk-Advance, Inc., a manufacturer of floor maintenance equipment.

Larry D. Hiebert was appointed Vice President and General Manager of the Hyaluronan Division in July 2006. Mr. Hiebert served as Vice President of Operations since March 2004, Director of Operations from 1997 to March 2004 and held various manufacturing and materials management positions within the Company from 1983 to March 2004.

Kipling Thacker, Ph.D. was appointed Vice President of New Business Development in November 2004. Dr. Thacker served as Director of New Business Development from 2000 to November 2004 and is the co-inventor of the hyaluronan fermentation and manufacturing process. He held various research and business development positions at the Company from 1981 to 2004.

James G. Hall was appointed Vice President of Technical Operations in July 2006. Mr. Hall has served as the Company’s Director of Manufacturing Operations and Engineering since 2001. Prior to that he was the Manager of Engineering and Operations at Lifecore. Mr. Hall has over 17 years of drug and device manufacturing experience and was with Protein Design Labs prior to joining Lifecore.

John E. Runnells, III has been a director of the Company since 2002. Mr. Runnells has been a Managing Director of The Vertical Group, Inc., an investment management and venture capital firm focused on the medical device industry, since 1992. Prior to that time, he was a co-founder (in 1984) and Managing Director of Paddington Partners, an investment firm that merged with The Vertical Group, Inc. in 1992. He serves on the board of directors of Anova, Inc., Dynamic Implants, Inc., Flexuspine, Inc., Incumed, Inc., Orbital Fixation, Inc. and TCT, Inc., all privately held companies. He currently serves as the Lead Director and Chairman of the Governance and Nominating Committee.

Martin J. Emerson has been a director of the Company since 2006. Mr. Emerson served as President and Chief Executive Officer of American Medical Systems, Inc. (“AMS”), a leading provider of medical devices and therapies that restore pelvic health of individuals worldwide, between January 2005 and December 2007. He served as President and Chief Operating Officer of AMS from March 2004 to January 2005. From January 2003 to March 2004, Mr. Emerson served as Executive Vice President, Global Sales and Marketing, and Chief Operating Officer for AMS. From 2000 through 2002, he served as Vice President and General Manager of International at AMS. Mr. Emerson has over 20 years of experience in the medical device industry, including earlier experience with Boston Scientific and Baxter International. Mr. Emerson also serves on the board of directors of AMS, Wright Medical Technology, Inc. and Incisive Surgical, Inc., a privately held company. He currently serves on the Audit Committee and the Compensation Committee.

Thomas H. Garrett has been a director of the Company since 1996. Mr. Garrett has been a business consultant since July 1996. Prior to July 1996, Mr. Garrett was a partner at the law firm of Lindquist & Vennum P.L.L.P. of Minneapolis, Minnesota and served as its Managing Partner from 1993 through 1995. Mr. Garrett also serves on the board of directors of St. Jude Medical, Inc. He currently serves as Chairman of the Compensation Committee and serves on the Governance and Nominating Committee.

Luther T. Griffith has been a director of the Company since 2004. Mr. Griffith has been President of Griffith Resources, Inc., which provides consulting and capital resources to small businesses in the process of change, since 1994. Mr. Griffith is also an “angel investor” in various early stage companies. From 1995 through 2005, Mr. Griffith also served as the Chairman of Care Technologies, Inc., a manufacturer of wireless monitoring and locating systems for the eldercare market. From 1978 through 1994, Mr. Griffith also served in numerous management capacities for Alexander & Alexander Services, Inc. Mr. Griffith serves on the board of directors of Theragenics Corporation. He currently serves as the Chairman of the Audit Committee and serves on the Governance and Nominating Committee.

Richard W. Perkins has been a director of the Company since 1983. Mr. Perkins has served as President, Chief Executive Officer and director of Perkins Capital Management, Inc., an investment management firm, since January 1985. Mr. Perkins is a director of the following public companies: Synovis Life Technologies, Inc., Nortech Systems, Inc. and Vital Images, Inc. He currently serves on the Audit Committee and the Compensation Committee.

CORPORATE GOVERNANCE

Director Independence

The Board has determined that each of our directors satisfies the independence requirements of the Nasdaq Global Market, or Nasdaq, except for Dennis J. Allingham, who serves as our President, Chief Executive Officer and Secretary.

Our Audit Committee, Compensation Committee, and Governance and Nominating Committee consist solely of independent directors, as defined by Nasdaq. The members of our Audit Committee also meet the additional SEC and Nasdaq independence and experience requirements applicable specifically to members of the Audit Committee. In addition, all of the members of our Compensation Committee are “non-employee directors” within the meaning of the rules of Section 16 of the Exchange Act, and are “outside directors” for purposes of Internal Revenue Code Section 162(m).

Board Meetings and Participation

As of the date of this Information Statement, the Board has six members currently comprised of Messrs. Allingham, Runnells, Emerson, Garrett, Griffith and Perkins. The Board has a standing Audit Committee, Compensation Committee, and Governance and Nominating Committee. Current copies of the charters of each of the committees are available in the Governance section of the Investor Information section of our website at www.lifecore.com.

During the fiscal year ended June 30, 2007, (i) the Board held 5 meetings; (ii) the Audit Committee held seven meetings (iii) the Compensation Committee held four meetings; and (iv) the Governance and Nominating Committee held one meeting. During the fiscal year ended June 30, 2007, each director attended at least 75% or more of the aggregate number of the meetings of the Board and of the committees on which he is a member. The Board does not have a formal policy requiring attendance by the directors at the annual meetings of shareholders; however, all of our directors attended our 2007 annual meeting.

Audit Committee

The members of our Audit Committee are Messrs. Griffith, Emerson and Perkins. Mr. Griffith is the chair of the committee. All current and proposed Audit Committee members are independent, as independence is defined in Rule 4200(a)(15) of the National Association of Securities Dealers’ listing standards. The Board has identified Mr. Griffith as the Audit Committee financial expert within the meaning of Item 401(h) of Regulation S-K under the Securities Exchange Act. Consistent with its charter, the Audit Committee assists our Board with its oversight responsibilities regarding the integrity of our financial statements and the audit process; our compliance with legal and regulatory requirements; and the qualifications, independence and performance of our independent registered public accounting firm. The Audit Committee reviews the scope of the independent audit, considers comments by the Company’s independent registered public accounting firm regarding internal controls and accounting procedures, and considers management’s response to those comments.

Compensation Committee

The members of our Compensation Committee are Messrs. Garrett, Emerson and Perkins. Mr. Garrett is the chair of the committee. Consistent with its charter, the committee assists the Board in its oversight of the evaluation of management’s performance, and reviews and makes recommendations to the Board concerning the election of corporate officers. In addition, the Compensation Committee discharges the Board’s responsibilities relating to compensation of the Company’s corporate officers, and administers and grants awards under the Company’s stock-based plans.

Governance and Nominating Committee

The members of our Governance and Nominating Committee are Messrs Runnells, Garrett and Griffith. Mr. Runnells is the chair of the committee. Consistent with its charter, the Governance and Nominating Committee assists the Board in identifying individuals qualified to become Board members, and recommends to the Board persons to be nominated for election as directors by the shareholders at the annual meeting of shareholders or by the Board to fill vacancies. In addition, the Governance and Nominating Committee assists the Board in developing the Company’s corporate governance principles, and in overseeing the process by which the Board and its committees assess their effectiveness.

The Governance and Nominating Committee determines the required selection criteria and qualifications of director nominees based upon our needs at the time nominees are considered. Directors should possess the highest personal and professional ethics, integrity and values, and be committed to representing the long-term interests of our shareholders. In evaluating a candidate for nomination as a director of Lifecore, the Governance and Nominating Committee will consider criteria including business and financial expertise; geography; experience as a director of a public company; gender and ethnic diversity on the Board; and general criteria such as ethical standards, independent thought, practical wisdom and mature judgment. The Governance and Nominating Committee will consider these criteria for nominees identified by the Governance and Nominating Committee, by shareholders, or through some other source.

The Governance and Nominating Committee conducts a process of making a preliminary assessment of each proposed nominee based upon the resume and biographical information, an indication of the individual’s willingness to serve and other background information, business experience, and leadership skills, all to the extent available and deemed relevant by the Governance and Nominating Committee. This information is evaluated against the criteria set forth above and our specific needs at that time. Based upon a preliminary assessment of the candidate(s), those who appear best suited to meet our needs may be invited to participate in a series of interviews, which are used as a further means of evaluating potential candidates. On the basis of information learned during this process, the Governance and Nominating Committee determines which nominee(s) to recommend to the Board to submit for election at the next annual meeting. The Governance and Nominating Committee uses the same process for evaluating all nominees, regardless of the original source of the nomination.

Shareholder Communications with our Board

Shareholders who wish to address questions or concerns regarding our business directly with the Board, or any individual director, should direct questions in writing to Lifecore Biomedical, Inc., Attention: Corporate Secretary, 3515 Lyman Boulevard, Chaska, Minnesota 55318. Questions and concerns will be forwarded directly to the appropriate directors.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics for our directors, executive officers (including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions) and employees. Our Code of Business Conduct and Ethics is available under Corporate Governance in the Investor Information section of our website at www.lifecore.com. We intend to disclose any amendments to, or waivers from, our Code of Business Conduct and Ethics on our website. Shareholders may request a free copy of our Code of Business Conduct and Ethics by writing to us at Lifecore Biomedical, Inc., 3515 Lyman Boulevard, Chaska, Minnesota 55318, Attention: Investor Relations.

DIRECTOR COMPENSATION

In fiscal 2007, our non-employee directors received a monthly retainer of $1,000, a $1,000 fee for each Board meeting attended, a $500 fee for each telephonic Board meeting attended, and a $500 fee for each committee meeting attended. Additionally, the annual committee chairman fees for the Lead Director and Governance and Nominating Committee Chair, Audit Committee Chair and Compensation Committee Chair were $5,000, $4,000 and $2,000, respectively. In fiscal 2008, our non-employee directors will receive an annual retainer of $15,000, a $1,000 fee for each Board meeting attended, a $500 fee for each telephonic Board meeting attended, and a $1,000 fee for each committee meeting attended. Additionally, the annual committee chairman fees for the Lead Director and Governance and Nominating Committee Chair, Audit Committee Chair and Compensation Committee Chair will be $5,000.

Directors may elect to receive the annual retainer fee either as 100% cash, 50% cash plus 50% restricted stock, or 100% restricted stock. To the extent that a director elects to receive shares of restricted stock, the shares are issued to the director as of the first business day of the month following the month in which they are re-elected to the Board, which is typically December 1st. The number of shares to be issued is determined by dividing the amount of Board fees to be paid in shares by the closing price of one Share on the issue date. The restriction on the shares lapses on the six-month anniversary of the grant date. Mr. Garrett is the only director who elected to participate in this program in fiscal 2007.

The 1996 Stock Plan, as amended to date (the “1996 Plan”), provides for the automatic granting of options to non-employee directors upon election or re-election by the Board or shareholders. The 1996 Plan provides that each non-employee director will be automatically granted an option to purchase 7,500 Shares upon the director’s election or re-election to our Board of Directors. Such options vest as to one half of the Shares eight months after the date of grant and as to the balance of the Shares 20 months after the date of grant.

In fiscal year 2007, our non-employee directors received the following compensation for service as directors:

	Fees Earned
	or Paid in		Stock		Option
	Cash		Awards		Awards	Total
Name(1)	($)		($)		($)(2)	($)

Orwin L. Carter(3)	20,500		—		39,548	60,048
Martin J. Emerson	18,000		—		48,720	66,720
Thomas H. Garrett	9,000	(4)	11,991	(4)(5)	65,188	86,179
Luther T. Griffith	24,500		—		44,511	69,011
Richard W. Perkins	22,000		—		49,909	71,909
John E. Runnells	22,500		—		65,188	87,688

(1)	Dennis J. Allingham, our President and Chief Executive Officer, is not included in this table because he was an employee of Lifecore during fiscal 2007 and thus received no compensation for his services as a director. The compensation he received as an employee of Lifecore is shown in the Summary Compensation Table.

(2)	The amounts in this column are calculated based on FAS 123R and equal the financial statement compensation expense as reported in our 2007 consolidated statement of income for the fiscal year. Under FAS 123R, a pro-rata portion of the total expense at time of grant is recognized over the applicable service period generally corresponding with the vesting schedule of the grant. The initial expense is based on the fair value of the stock option grants as estimated using the Black-Scholes option-pricing model. The assumptions used to arrive at the Black-Scholes value are disclosed in Note A to our consolidated financial statements included in our 2007 Annual Report on Form 10-K.

In fiscal 2007, Messrs. Carter, Emerson, Garrett and Runnells were each granted options to purchase 7,500 Shares. The full grant date FAS 123R value of each such option award was $58,184.

The number of Shares underlying stock options that were outstanding for each director at the 2007 fiscal year end were as follows: Mr. Carter: 79,500; Mr. Emerson: 11,250; Mr. Garrett: 85,500; Mr. Griffith: 30,000; Mr. Perkins: 10,000; and Mr. Runnells: 57,500.

(3)	Mr. Carter decided not to stand for re-election to our Board at our 2007 annual meeting.

(4)	Mr. Garrett elected to receive 100% of his annual retainer fee in the form of restricted stock. That election resulted in the conversion of $12,000 into 742 Shares. See footnote 5 to this table.

(5)	On December 1, 2006, Mr. Garrett was granted 742 restricted shares of our common stock with a FAS 123R full grant value of $11,991. Restricted stock is valued at the fair market value of the stock on the date of grant. The number of shares granted to Mr. Garrett was determined by dividing the amount of Board fees to be paid in shares ($12,000) by the closing price of one Share on the grant date ($16.16). The shares of restricted stock vest on the six-month anniversary of the grant date. The amounts in this column are calculated based on FAS 123R and equal the financial statement compensation expense as reported in our 2007 consolidated statement of income for the fiscal year. None of our non-employee directors had shares of restricted stock outstanding at the 2007 fiscal year end.

Reimbursement of Expenses

We also reimburse all of our non-employee directors for expenses incurred in attending meetings of the Board and its committees. The amounts set forth in the table do not include reimbursement of expenses.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT; PRINCIPAL SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our Shares, as of February 18, 2008, by (i) each person whom we know to beneficially own 5% or more of our Shares, (ii) each of the Company’s directors, (iii) each person listed on the Summary Compensation Table set forth under “Executive Compensation” and (iv) all of the Company’s directors and executive officers as a group. The number of Shares beneficially owned by each shareholder is determined in accordance with the rules of the SEC and does not necessarily indicate beneficial ownership for any other purpose. Under these rules, beneficial ownership includes those Shares over which the shareholder exercises sole or shared voting or investment power and any Shares which the person has the right to acquire within 60 days through the exercise of any option, warrant or right, through conversion of any security or pursuant to the automatic termination of a power of attorney or revocation of a trust, discretionary account or similar arrangement. The percentage ownership of Shares, however, is based on the assumption, expressly required by the rules of the SEC, that only the person or entity whose ownership is being reported has converted or exercised Share-equivalents into Shares; that is, Shares underlying Share-equivalents are not included in calculations in the table below for any other purpose, including for the purpose of calculating the number of Shares outstanding generally.

	Amount and Nature
	of Beneficial		Percent
Name and Address of Beneficial Owner	Ownership(1)(2)		of Class

GAMCO Investors, Inc. One Corporate Center Rye, New York 10580	1,807,153	(3)	13.3%
Carnegie Investment Bank AB D Carnegie & Co AB Västra Trädgårdsgatan 15 Gustav Adolfs torg 18 SE-103 38 Stockholm	1,112,049	(4)	8.2%
The Vertical Group, L.P. 25 DeForest Avenue Summit, New Jersey 07901	895,050	(5)	6.6%
Bank of America Corporation 100 North Tryon Street, Floor 25 Bank of America Corporate Center Charlotte, North Carolina 28255	785,900	(6)	5.8%
Dennis J. Allingham	296,100		2.2%
Martin J. Emerson	7,500		*
Thomas H. Garrett	93,294		*
Luther T. Griffith	30,000		*
James G. Hall	37,230		*
Larry D. Hiebert	81,668		*
David M. Noel	74,618		*
Richard W. Perkins	172,500(7)		*
John E. Runnells	55,550		*
Kipling Thacker, Ph.D.	63,459		*
All directors and officers as a group (10 persons)	911,919(8)		6.4%

*	Less than 1%

(1)	Unless otherwise indicated, the address of each shareholder is Lifecore Biomedical, Inc., 3515 Lyman Boulevard, Chaska, Minnesota 55318

(2)	Includes the following Shares subject to options which are or will become exercisable within 60 days of February 1, 2008: Mr. Allingham, 274,500 Shares; Mr. Emerson, 7,500 Shares; Mr. Garrett, 81,750 Shares;

Mr. Griffith, 30,000 Shares; Mr. Hall, 34,875 Shares; Mr. Hiebert, 75,050 Shares; Mr. Noel, 66,550 Shares; Mr. Runnells, 53,750 Shares and Dr. Thacker, 37,550 Shares.

(3)	The foregoing Share amount and percentage are as of January 18, 2008 and are based on a Schedule 13D jointly filed on January 24, 2008. Gabelli Funds, LLC (“Gabelli Funds”), GAMCO Asset Management Inc. (“GAMCO”), Gabelli Securities, Inc. (“GSI”), MJG Associates, Inc. (“MJG Associates”), Gabelli Advisers, Inc. (“Gabelli Advisers”), GGCP, Inc. (“GGCP”), GAMCO Investors, Inc. (“GBL”) and Mario J. Gabelli. Gabelli Funds has sole voting and sole dispositive power as to 517,024 Shares. GAMCO has sole voting power as to 994,034 Shares and sole dispositive power as to 1,024,034 Shares. GSI has sole voting power and sole dispositive power as to 142,095 Shares. MJG Associates has sole voting power and sole dispositive power as to 9,000 Shares. Gabelli Advisers has sole voting power and sole dispositive power as to 30,000 Shares. GBL has sole voting power and sole dispositive power as to 85,000 Shares. GAMCO and Gabelli Funds, each a registered investment adviser under the Investment Advisers Act of 1940, are wholly owned subsidiaries of GBL, which is a subsidiary of GGCP. Mr. Gabelli is the Chief Executive Officer and majority shareholder of GGCP and is deemed to have beneficial ownership of the securities owned by the foregoing entities. The reporting persons do not admit that they constitute a group. The address of the principal business office is One Corporate Center, Rye, New York 10580.

(4)	The foregoing share amount and percentage are as of December 31, 2007 and are based on a Schedule 13G jointly filed on February 14, 2008. Carnegie Fund Management Company S.A. is a wholly owned subsidiary of Banque Carnegie Luxembourg S.A. Banque Carnegie Luxembourg S.A. is a wholly owned subsidiary of Carnegie Investment Bank AB, which in turn is a wholly owned subsidiary of D Carnegie & Co. AB. Carnegie Investment Bank AB is the Investment Manager for Carnegie Fund Management Company S.A. Each of the persons filing shares voting and dispositive power with respect to the Shares and declares that the filing of the Schedule 13G shall not be construed as an admission that it is, for purposes of Section 13(d) of the Exchange Act or otherwise, the beneficial owner of any of the Shares covered by the Schedule 13G, and they thereby disclaim beneficial ownership. Carnegie Fund Management Company S.A. makes independent decisions through its Investment Manager, Carnegie Investment Bank AB.

(5)	The foregoing Share amount and percentage represent the combined holdings of two partnerships and John E. Runnells as of December 31, 2007 and are based on information from the partnerships in a Schedule 13G filed on January 24, 2008. Of such amounts, 687,808 Shares are beneficially owned by Vertical Fund I, L.P., 151,692 Shares are beneficially owned by Vertical Fund II, L.P., Mr. Runnells owns 1,800 Shares and has options to purchase an aggregate of 53,750 Shares. The Vertical Group, L.P. (“Group”), a Delaware limited partnership, is the sole general partner of each of Vertical Fund I, L.P. and Vertical Fund II, L.P. (together the “Funds”) and Mr. Runnells is one of the general partners of Group. Mr. Runnells and Group each may be deemed to be the beneficial owners of the Shares owned by the Funds, but each such person or entity disclaims beneficial ownership of such shares except to the extent of his or its indirect pecuniary interest therein.

(6)	The foregoing share amount and percentage are as of December 31, 2007 and are based on information on a Schedule 13G filed jointly on February 7, 2008. According to this filing, each of Bank of America Corporation, NB Holdings Corporation, Bank of America, National Association and Columbia Management Group, LLC have shared voting power with respect to 525,531 Shares and shared dispositive power with respect to 785,900 Shares, and Columbia Management Advisors, LLC has sole voting power with respect to 525,531 Shares, sole dispositive power with respect to 781,589 Shares and shared dispositive power with respect to 4,311 Shares.

(7)	Includes 156,500 Shares held by various trusts of which Mr. Perkins is the sole trustee and 6,000 Shares held by a foundation created by Mr. Perkins.

(8)	Includes 668,975 Shares which certain directors and officers have the right to purchase pursuant to stock options which are or will become exercisable within 60 days of February 1, 2008.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Compensation Philosophy

Our Compensation Committee sets the overall compensation philosophy for executive officers. The objectives of our executive compensation program are to:

•	attract, motivate and retain high-performing executive officers by rewarding outstanding performance and offering total compensation that is competitive with that offered by similarly situated companies;

•	promote the achievement of strategic objectives that the Board and management believe will lead to long-term growth in shareholder value; and

•	align the interests of executive officers with those of Lifecore and our shareholders by making annual cash incentive and long-term incentive compensation largely dependent upon the achievement of specified financial performance goals by Lifecore.

The Compensation Committee believes that the best interests of Lifecore shareholders will be served if the executive officers are focused on the long-term objectives of Lifecore, as well as the current year’s goals.

The Compensation Committee reviews and evaluates our executive compensation program with the assistance of Riley, Dettmann & Kelsey, LLC, Minnetonka, Minnesota (“Riley”), an independent compensation consulting firm retained by the Compensation Committee. Riley assisted the Compensation Committee in identifying an appropriate compensation peer group. The Compensation Committee has retained Riley to prepare a comprehensive executive and/or director compensation survey in 2004 and 2007 and Riley has advised the Committee in each of its annual deliberations since 2004.

Compensation Program Elements

Our compensation program for our executive officers consists of the following elements:

•	Base Salaries

•	Annual Cash Incentive Awards

•	Long-Term Equity Incentive Awards

•	Restricted Stock

•	Stock Options

•	401(k) Retirement Plan Matching Contributions

The Company’s Named Executive Officers are Dennis J. Allingham, David M. Noel, Larry D. Hiebert, Kipling Thacker, Ph.D., James G. Hall and Benjamin C. Beckham. Certain of the Named Executive Officers have entered into change in control agreements with us, and may be entitled to receive change in control payments. The Compensation Committee views base salary and annual cash incentive awards to be the best method to reward and provide incentives for the achievement of current goals. The Compensation Committee views long-term equity awards such as restricted stock and stock options to be the best method to provide incentives to management to focus on achieving long-term objectives.

The Compensation Committee independently determines, taking into account the recommendation of the Chief Executive Officer for Named Executive Officers other than the Chief Executive Officer, the amount and allocation of each component of the compensation package for each Named Executive Officer. There is no pre-established policy or target for the allocation between either cash or non-cash or short-term and long-term incentive compensation. The Compensation Committee received a comprehensive Executive Compensation report from Riley in June 2004. This report confirmed that the Named Executive Officers base salaries were low compared to other medical device companies located in the Midwest. The Compensation Committee concluded that this was acceptable since management was unproven and working on a three year business plan covering the period from fiscal 2005 — 2007 and designed to meet aggressive revenue and profitability goals presented by a relatively new management team led by our Chief Executive Officer in June 2004.

The philosophy of the Compensation Committee was (1) make modest changes in base salaries over the three year period, (2) adopt a bonus plan that would promote achievement of the new three year plan, and (3) provide long-term equity awards in the form of restricted stock and stock options in amounts deemed appropriate for achievement of the three year business plan. In view of this philosophy, the size of the awards were larger than in prior years and the Compensation Committee advised the recipients that it was unlikely that additional awards would be made during the three-year plan period. While the total compensation packages (base-bonus-equity) was known to be competitive with industrial companies located in the Midwest that are similar in size to Lifecore, the Compensation Committee with advice from Riley understood that its executive compensation packages were below median (defined as the middle number in a given sequence of numbers) levels of those smaller medical device companies in the peer group. The Compensation Committee advised the Board that it considered the philosophy fair to the management team and Company shareholders given the risks of meeting the three year plan profit goals while, at the same time, acknowledging that the compensation levels were low relative to other competitors for executive talent. The Compensation Committee believed that the risk of losing key executive talent was mitigated by the sizable long-term equity awards issued at a time when our company’s stock price was deemed to be undervalued.

The following is a description of the basic components of total compensation for executive officers during fiscal year 2007.

Base Salaries

Base salaries provide a fixed amount of compensation for the executive’s regular work. Since 2004, base salary levels for our Named Executive Officers have been determined based upon average compensation increases for public companies of similar size located in the Midwest. Some variation above and below the competitive median is allowed when, in the judgment of management and/or the Compensation Committee, as appropriate, the individual’s experience, role, responsibilities, performance, skills and other factors justify variation. Base salaries of our Named Executive Officers are reviewed by the Compensation Committee annually, as well as at the time of promotion or other change in responsibilities, and any base salary increase for an individual in this group must be approved by the Compensation Committee. Typically, our annual base salary increases, if awarded, are effective in July of each year. Increases in salaries are generally based upon performance appraisals which are conducted annually by the Chief Executive Officer and the Compensation Committee. The following table summarizes the salary increases for the Named Executive Officers:

	Annual Base	Annual Base
	Salaries for	Salaries for
	Fiscal 2006	Fiscal 2007
Name	($)	($)

Dennis J. Allingham	300,000	312,000
David M. Noel	145,000	155,000
Larry D. Hiebert	145,000	160,000
Kipling Thacker, Ph.D.	130,000	140,000
James G. Hall	—	132,000
Benjamin C. Beckham	155,000	160,000

Annual Cash Incentive Awards

Annual cash incentive awards are designed to reward short-term performance results. Combined base salary and target annual cash incentive levels are intended to provide a compensation package which approaches being competitive with the peer group base salary and annual cash incentive levels.

The Compensation Committee adopted the Lifecore Biomedical FY 2007 Bonus Plan (the “2007 Bonus Plan”), effective as of July 1, 2006. The 2007 Bonus Plan provides for the payment of cash bonuses to our officers, director-level employees and certain other senior managers based on the attainment by Lifecore of specified performance objectives and the attainment of individual objectives. The primary objective of the 2007 Bonus Plan is to provide incentives to the executive officers and other key members of management to achieve financial and business objectives. The program is designed to:

•	emphasize and improve Lifecore’s performance;

•	focus management’s attention on key priorities and goals;

•	reward significant contributions to Lifecore’s success;

•	be competitive with our compensation peer group; and

•	attract and retain results-oriented executives and senior managers.

Each participant in the 2007 Bonus Plan has a target incentive opportunity equal to a percentage of the participant’s annual base salary. On an annual basis, our Chief Executive Officer recommends the target incentive opportunity for consideration by the Compensation Committee and the Compensation Committee makes the ultimate determination of the target incentive opportunity to be applied. The target incentive opportunity is the amount that will be paid if Lifecore meets all of its performance objectives. The actual payout to participants may be higher, lower or equal to the target incentive opportunity.

Each year, our Chief Executive Officer recommends, for consideration by the Compensation Committee, financial and individual performance measures that support our business plan for the coming year and appropriate weighting for each performance measure. The Compensation Committee makes the ultimate determination of the performance measures to be applied and the appropriate weighting for each performance measure. Net sales and net income are currently used as financial performance measures each year, although additional performance measures may also be established. A minimum target and maximum performance level for each of the annual performance measures is set each year. Performance below the minimum will result in no payment for that performance measure. Performance exceeding expectations will result in additional payouts up to the allowed maximum. At the target performance level, participants will receive 100% of their target incentive opportunity. Individual performance goals are established annually for each of the Named Executive Officers. Under the 2007 Bonus Plan, achievement of the individual performance goals by a Named Executive Officer results in a bonus payment of up to 5% of annual base salary.

For fiscal 2007, the performance measures were set as follows: (i) net sales, (ii) net income and (iii) individualized objectives, with each performance measure accounting for 36%, 55% and 9%, respectively, of the target incentive opportunity. The target incentive opportunity for fiscal 2007 was 55% of annual base salary for the Chief Executive Officer and 40% of annual base salary for each of the other Named Executive Officers. Following the year ended June 30, 2007, payouts due under the 2007 Bonus Plan were determined by our management and considered and approved by the Compensation Committee. Actual payouts under the 2007 Bonus Plan were paid in August 2007 and are set forth in the table below:

	2007 Target	2007 Target	2007 Actual	2007 Actual
	Incentive	Incentive	Incentive Cash	Incentive Cash
	Opportunity	Opportunity	Bonus Award	Bonus Award
Name	(As a % of Base Salary)	($)	(As a % of Base Salary)	($)

Dennis J. Allingham	55%	171,600	26%	81,120
David M. Noel	40%	62,000	17%	26,350
Larry D. Hiebert	40%	64,000	17%	27,200
Kipling Thacker, Ph.D.	40%	56,000	17%	23,800
James G. Hall	40%	52,800	17%	22,440
Benjamin C. Beckham	40%	64,000	N/A	—	(1)

(1)	Mr. Beckham’s employment with Lifecore terminated on May 1, 2007, and under the terms of the 2007 Bonus Plan, he was not eligible to receive an annual cash incentive award for fiscal 2007.

Long-Term Equity Incentive Awards

The Lifecore Biomedical, Inc. 1996 Stock Plan permits Lifecore to grant executive officers stock options, stock appreciation rights, restricted stock and deferred stock awards. The Lifecore Biomedical, Inc. 2003 Stock Incentive Plan permits Lifecore to grant stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards, other stock grants and other stock-based awards. The Compensation Committee views such equity awards as an important long-term incentive vehicle for our executive officers. Stock-based awards provide executives with the opportunity to share in the appreciation of the value of the Shares which the Compensation Committee believes would be due largely to the efforts of such executives.

The Compensation Committee began taking a different approach with long-term equity incentive awards when Lifecore’s new management team was put into place in fiscal 2004. In fiscal 2004, a new three-year plan aimed at achieving profitability and growth was developed. Under the new plan, the Compensation Committee awarded larger option grants and awarded shares of restricted stock to executive officers with the understanding that it was unlikely that additional equity awards would be made to the executive officers during the three-year plan period. The shares of restricted stock granted under the three-year program vest at the earlier of (1) four years from the date of grant or (2) in installments upon achievement of the fiscal 2005, 2006 and 2007 annual targets on a cumulative basis. The stock options vested at date of grant due in part to the Compensation Committee’s desire to provide immediate incentives, the relatively new responsibilities of the executive officers and the execution of non-competition agreements with each of the executive officers. New executive officers hired since early 2004 have received pro-rata grants of restricted stock depending upon their year of hire and full stock option grants. The long-term equity awards made to the Named Executive Officers under this three-year plan are summarized below:

•	During fiscal 2004, Messrs. Allingham, Noel and Hiebert were each awarded 20,000, 10,000 and 10,000 shares of restricted stock, respectively, under the 1996 Stock Plan. Such restricted shares vest at the earlier of four years from the date of grant or in installments upon achievement of certain earnings per share goals for fiscal years 2005, 2006 and 2007.

•	During fiscal 2004, Mr. Allingham was awarded options to purchase 100,000 Shares which were fully vested on the date of grant upon the execution of a non-competition agreement.

•	During fiscal 2004, Messrs. Noel and Hiebert were each awarded options to purchase 60,000 Shares, 30,000 of which were fully vested on the date of grant upon the execution of a non-competition agreement and 30,000 of which vest at the rate of 25% each year commencing one year from the grant date.

•	During fiscal 2005, Dr. Thacker was awarded 10,000 shares of restricted stock and options to purchase 30,000 Shares. The shares of restricted stock vest at the earlier of four years from the date of grant or upon achievement of certain earnings per share goals for fiscal years 2005, 2006 and 2007. The options granted to Dr. Thacker in fiscal 2005 were fully vested on the date of grant upon the execution of a non-competition agreement.

•	During fiscal 2006, Mr. Beckham was awarded 7,000 shares of restricted stock and options to purchase 60,000 Shares. The shares of restricted stock awarded to Mr. Beckham vest at the earlier of three years from the date of grant or upon achievement of certain earnings per share goals for fiscal years 2006 and 2007. Of the 60,000 options awarded to Mr. Beckham, 30,000 of the options were fully vested on the date of grant upon the execution of a non-competition agreement and 30,000 of the options vest at the rate of 25% each year commencing one year from the grant date.

•	During fiscal 2007, Mr. Hall was awarded 3,500 shares of restricted stock and options to purchase 30,000 Shares. The shares of restricted stock vest at the earlier of two years from the date of grant or upon achievement of certain earnings per share targets for fiscal 2007. The options granted to Mr. Hall have a ten year term and are fully vested one year from the date of grant upon the execution of a non-competition agreement.

No other equity awards were made to the Named Executive Officers during fiscal 2007.

All of an executive officer’s unvested shares of restricted stock are forfeited upon the termination of the executive officer’s employment prior to the end of the vesting period; provided, however, that if the recipient’s employment is terminated by reason of death, disability, or retirement, the restrictions with respect to such unvested restricted shares lapse and the shares become transferable and non-forfeitable as of the date of such termination. In addition, all restrictions with respect to restricted shares lapse if there is a “Significant Change” in Lifecore (as defined in the restricted stock agreements). Each recipient is entitled to receive any cash dividends or other distributions made with respect to the restricted shares, unless and until such shares are forfeited.

All options granted have an exercise price equal to the fair market value of our common stock at the time of grant, and therefore any value which ultimately accrues to executive officers directly reflects stock price increases shared by our shareholders.

401(k) Retirement Plan

We provide our tax-qualified 401(k) retirement plan to substantially all of our U.S. based full-time employees. In fiscal 2007, we made matching contributions to employee 401(k) plan accounts equal to 50% of the employee’s aggregate pre-tax contributions up to 4% of the employee’s compensation for the year. Effective October 1, 2007, we began making contributions to the employee 401(k) accounts equal to 50% of the employee’s aggregate pre-tax contributions up to 6% of the employee’s compensation for the year. Our employees are fully vested in their own contributions and in our matching contributions. IRS rules limit the amounts that an employee may allocate to tax-qualified savings plans and the amount of compensation that can be taken into account in computing benefits under our 401(k) retirement plan. The calendar 2007 maximum before-tax contribution is $15,500 per year or $20,500 per year for certain participants age 50 and over.

Other Benefits

The Named Executive Officers participate in various medical, dental, life, disability and other benefit programs that are generally made available to all of our employees.

Stock Ownership Guidelines

We adopted Stock Ownership Guidelines (the “Guidelines”) in September 2006, which apply to our directors and executive officers. The Guidelines encourage our directors and executive officers to own Shares in order to demonstrate their commitment to the long-term success of Lifecore. Under the Guidelines, directors are expected to own Shares in an amount having a market value of five times the annual retainer paid to our directors. Under the Guidelines, executive officers are expected to own Shares in an amount having a market value of a multiple of one or two times the individual’s annual base salary, depending upon the individual’s management level. Moreover, our executive officers are expected to retain a portion of restricted stock upon vesting in order to achieve compliance with the Guidelines. Our directors and executive officers are also expected to be in compliance with the Guidelines within five years of first becoming subject to the Guidelines. The Compensation Committee monitors compliance with the Guidelines and has the authority to waive compliance with the Guidelines in the event of financial hardship or other good cause. The Guidelines are published on our website at www.lifecore.com under “Investor Info — Corporate Governance.”

Section 162(m) Compliance

Under Section 162(m) of the U.S. Internal Revenue Code, we must meet specified requirements related to our performance and shareholder approval of certain compensation arrangements in order for us to fully deduct compensation in excess of $1,000,000 paid to any Named Executive Officer.

The shareholders approved the 1996 Stock Plan and the 2003 Stock Incentive Plan. Therefore, compensation attributable to stock options, stock appreciation rights, restricted stock, performance share awards and certain other awards granted under those plans may be excluded from the $1,000,000 cap under Section 162(m) as well.

The Compensation Committee intends to continue its practice of paying competitive compensation consistent with our philosophy to attract, retain and motivate executive officers to manage our business in the best interests of Lifecore and our shareholders. The Compensation Committee, therefore, may choose to provide non-deductible compensation to our executive officers if it deems such compensation to be in the best interests of Lifecore and our shareholders.

Benchmarking

Starting in 2004, the Compensation Committee has met periodically with an independent compensation consultant selected by the Compensation Committee to review our executive compensation programs and policies. Since fiscal 2004, the Compensation Committee has engaged the services of Riley to advise the Compensation Committee on matters related to our executive compensation programs and policies and matters related to compensation for our Chief Executive Officer. Riley reports directly to the Compensation Committee and does not advise management. During fiscal 2007, Riley did not receive any fees or compensation from us other than fees for advising the Compensation Committee. Management does not engage a separate compensation consultant to provide advice on executive compensation matters.

During fiscal 2007, Riley assisted the Compensation Committee in updating its compensation peer group, a task that had also been done in 2004. The compensation peer group is a group of publicly-traded companies in competitive industries against which the Compensation Committee believes Lifecore competes for talent and shareholder investment. The companies comprising the compensation peer group are:

•	Atrion Corp.

•	Cardiac Science Corporation

•	CryoLife, Inc.

•	DIGI International, Inc.

•	Exactech, Inc.

•	FSI International, Inc.

•	Heska Corporation

•	I — Flow Corporation

•	Medtox Scientific, Inc.

•	OraSure Technologies, Inc.

•	Possis Medical, Inc.

•	Surmodics, Inc.

•	Synovis Life Technologies, Inc.

•	Vital Images, Inc.

The compensation peer group is periodically reviewed and updated by the Compensation Committee. Lifecore’s annual revenues were slightly less than the median annual revenues of the companies comprising the compensation peer group based on the most recently reported annual revenues.

In making compensation decisions for Lifecore’s executive officers, the Compensation Committee compares each element of total compensation against the compensation peer group. The Compensation Committee’s goal is to provide a competitive compensation package consistent with companies of similar size and financial performance. The Compensation Committee has recognized, however, that from fiscal 2004 through 2007 the overall compensation package of our Named Executive Officers was below the median of the compensation peer group. Therefore, the Compensation Committee intends to gradually raise compensation levels beginning in fiscal 2008.

The Role of Management in Determining Executive Compensation

Our Chief Executive Officer provides recommendations regarding the design of our compensation programs to the Compensation Committee. Upon Compensation Committee approval, management is ultimately accountable for executing against the objectives of the approved compensation program.

Our Chief Executive Officer is responsible for bringing to the Compensation Committee recommended compensation actions involving other executive officers and members of senior management; however, he cannot unilaterally implement compensation changes for any of the executive officers. During Compensation Committee meetings at which executive compensation actions are discussed, our Chief Executive Officer participates in these discussions at the discretion of the Compensation Committee. The Compensation Committee’s independent compensation consultant is available as needed at such meetings.

Under its charter, the Compensation Committee is responsible for establishing our Chief Executive Officer’s compensation. The Compensation Committee reviews its decisions regarding our Chief Executive Officer compensation with the full Board.

Compensation of the Chief Executive Officer

Annual Performance Evaluation

Annually, the Board analyzes the performance of our Chief Executive Officer against agreed upon objectives. The annual performance evaluation is conducted by the Compensation Committee which also solicits input from all non-employee directors. The Chair of the Compensation Committee reviews the results of the annual performance evaluation with members of the Compensation Committee and the full Board and such results are orally communicated to the Chief Executive Officer by the Compensation Committee. This performance evaluation is a primary criterion used by the Compensation Committee in determining the appropriate pay level for our Chief Executive Officer for the upcoming fiscal year.

Base Salary

Mr. Allingham was elected to the position of Chief Executive Officer in February 2004. Mr. Allingham’s salary was $312,000 for fiscal 2007 (an increase of 4% over his 2006 base salary). The Compensation Committee determined that the base salary adjustment appropriately rewarded Mr. Allingham’s performance and was consistent with salary increases in the Midwest market. Mr. Allingham’s fiscal 2007 base salary was lower than the 50th percentile for chief executive officer positions at companies in our compensation peer group.

Annual Cash Incentive Awards

Mr. Allingham’s fiscal 2007 annual cash incentive award was made pursuant to the 2007 Bonus Plan. At the beginning of fiscal 2007, the Compensation Committee established financial performance metrics for Mr. Allingham of net sales and net income as well as individual objectives as described under the heading “Annual Cash Incentive Awards” above. Lifecore’s actual net sales ($69.6 million) and net income ($7.7 million) in fiscal 2007 exceeded the threshold levels of the net sales and net income goals set by the Compensation Committee but were lower than the target levels of such performance goals. This resulted in a 21% cash incentive being payable to Mr. Allingham. Mr. Allingham also received a 5% cash incentive based on his achievement of individual performance goals during fiscal 2007. In total, Mr. Allingham’s annual cash incentive award under the 2007 Bonus Plan was $81,120, which was equal to 26% of his annual base pay. The Compensation Committee determined that Mr. Allingham’s annual cash incentive compensation is below the annual cash incentive compensation received by other chief executive officers in the compensation peer group.

Long-Term Incentives

Mr. Allingham’s long-term incentive awards are described above under “Long-Term Equity Incentive Awards.” No long-term incentive awards have been made to Mr. Allingham since fiscal 2004. The

Compensation Committee determined that Mr. Allingham’s long-term incentive compensation is in line with the long-term incentive compensation received by other chief executive officers in the compensation peer group.

Compensation of the Other Named Executive Officers

In determining the fiscal 2007 compensation for each of our other Named Executive Officers, the Compensation Committee reviewed with the Chief Executive Officer the performance of each other Named Executive Officer, which is the primary criterion used by the Compensation Committee in determining the appropriate pay level for our other Named Executive Officers for the upcoming fiscal year.

Mr. Noel’s Compensation

Mr. Noel has served as our Vice President of Finance and Chief Financial Officer since March 2004. In July 2006, the Compensation Committee increased Mr. Noel’s salary 6.9% to $155,000 for fiscal 2007. The Compensation Committee determined that the base salary adjustment was consistent with salary increases for companies in the Midwest market. Mr. Noel’s fiscal 2007 base salary was lower than the 50th percentile for comparable positions at companies in our compensation peer group.

Mr. Noel’s financial performance metrics for his fiscal 2007 annual cash incentive award were the same as for the Chief Executive Officer and the other Named Executive Officers. Based on Lifecore’s actual net sales and net income levels described above under “Chief Executive Officer Compensation,” Mr. Noel earned a 12% cash incentive award. Mr. Noel also received a 5% cash incentive award based on his achievement of individual performance goals during fiscal 2007. In total, Mr. Noel’s annual cash incentive award under the 2007 Bonus Plan was $26,350, which was equal to 17% of his annual base pay. The Compensation Committee determined that Mr. Noel’s annual cash incentive compensation is below the annual cash incentive compensation received by other chief financial officers in the compensation peer group.

Mr. Noel’s long-term incentive awards are described above under “Long-Term Equity Incentive Awards.” No long-term incentive awards have been made to Mr. Noel since fiscal 2004. The Compensation Committee determined that Mr. Noel’s long-term incentive compensation is in line with the long-term incentive compensation received by other chief financial officers in the compensation peer group.

Mr. Hiebert’s Compensation

Mr. Hiebert has served as our Vice President since March 2004 and he was promoted to General Manager of the Hyaluronan Division in July 2006. In July 2006, the Compensation Committee increased Mr. Hiebert’s salary 10.3% to $160,000 for fiscal 2007. The Compensation Committee determined that the base salary adjustment appropriately reflected Mr. Hiebert’s promotion and salary increases for companies in the Midwest market. Mr. Hiebert’s fiscal 2007 base salary was lower than the 50th percentile for comparable positions at companies in our compensation peer group.

Mr. Hiebert’s financial performance metrics for his fiscal 2007 annual cash incentive award were the same as for the Chief Executive Officer and the other Named Executive Officers. Based on Lifecore’s actual net sales and net income levels described above under “Chief Executive Officer Compensation,” Mr. Hiebert earned a 12% cash incentive award. Mr. Hiebert also received a 5% cash incentive award based on his achievement of individual performance goals during fiscal 2007. In total, Mr. Hiebert’s annual cash incentive award under the 2007 Bonus Plan was $27,200, which was equal to 17% of his annual base pay. The Compensation Committee determined that Mr. Hiebert’s annual cash incentive compensation is below the annual cash incentive compensation received by officers with similar responsibilities in the compensation peer group.

Mr. Hiebert’s long-term incentive awards are described above under “Long-Term Equity Incentive Awards.” No long-term incentive awards have been made to Mr. Hiebert since fiscal 2004. The Compensation Committee determined that Mr. Hiebert’s long-term incentive compensation is in line with the long-term incentive compensation received by officers with similar levels of responsibility in the compensation peer group.

Dr. Thacker’s Compensation

Dr. Thacker has served as our Vice President of New Business Development since November 2004. In July 2006, the Compensation Committee increased Dr. Thacker’s salary 7.7% to $140,000 for fiscal 2007. The Compensation Committee determined that the base salary adjustment was consistent with salary increases for companies in the Midwest market. Dr. Thacker’s fiscal 2007 base salary was lower than the 50th percentile for comparable positions at companies in our compensation peer group.

Dr. Thacker’s financial performance metrics for his fiscal 2007 annual cash incentive award were the same as for the Chief Executive Officer and the other Named Executive Officers. Based on Lifecore’s actual net sales and net income levels described above under “Chief Executive Officer Compensation,” Dr. Thacker earned a 12% cash incentive award. Dr. Thacker also received a 5% cash incentive award based on his achievement of individual performance goals during fiscal 2007. In total, Dr. Thacker’s annual cash incentive award under the 2007 Bonus Plan was $23,800, which was equal to 17% of his annual base pay. The Compensation Committee determined that Dr. Thacker’s annual cash incentive compensation is below the annual cash incentive compensation received by officers with similar responsibilities in the compensation peer group.

Dr. Thacker’s long-term incentive awards are described above under “Long-Term Equity Incentive Awards.” No long-term incentive awards have been made to Dr. Thacker since fiscal 2005. The Compensation Committee determined that Dr. Thacker’s long-term incentive compensation is in line with the long-term incentive compensation received by officers with similar levels of responsibility in the compensation peer group.

Mr. Hall’s Compensation

Mr. Hall was promoted to Vice President of Technical Operations in July 2006 and his base salary was set at $132,000 for fiscal 2007. Mr. Hall’s fiscal 2007 base salary was lower than the 50th percentile for comparable positions at companies in our compensation peer group.

Mr. Hall’s financial performance metrics for his fiscal 2007 annual cash incentive award were the same as for the Chief Executive Officer and the other Named Executive Officers. Based on Lifecore’s actual net sales and net income levels described above under “Chief Executive Officer Compensation,” Mr. Hall earned a 12% cash incentive award. Mr. Hall also received a 5% cash incentive award based on his achievement of individual performance goals during fiscal 2007. In total, Mr. Hall’s annual cash incentive award under the 2007 Bonus Plan was $22,440, which was equal to 17% of his annual base pay. The Compensation Committee determined that Mr. Hall’s annual cash incentive compensation is below the annual cash incentive compensation received by officers with similar responsibilities in the compensation peer group.

Mr. Hall’s long-term incentive awards are described above under “Long-Term Equity Incentive Awards.” No long-term incentive awards have been made to Mr. Hall since fiscal 2007. The Compensation Committee determined that Mr. Hall’s long-term incentive compensation is in line with the long-term incentive compensation received by officers with similar levels of responsibility in the compensation peer group.

Mr. Beckham’s Compensation

Mr. Beckham served as our Vice President of Sales and Marketing for the Dental Division from January 2006 until the termination of his employment in May 2007. Mr. Beckham’s base salary was set at $160,000 for fiscal 2007.

Under the terms of the 2007 Bonus Plan, Mr. Beckham was not eligible to receive an annual cash incentive award for fiscal 2007.

Separation Agreement and Departure of Former Vice President of Sales and Marketing of the Dental Division

In May 2007, with the approval of the Compensation Committee, we entered into a separation agreement with Benjamin C. Beckham, our former Vice President of Sales and Marketing of the Dental Division. Under the separation agreement, Mr. Beckham is entitled to receive his base salary, less all customary withholding and deductions, for a period of six months beginning on the first pay date after June 4, 2007. In exchange, Mr. Beckham agreed to not compete with Lifecore or to solicit our employees or customers for six months following his termination of employment. The Separation Agreement did not modify the terms of existing stock options and the 5,000 options that were unexercised at the end of the fiscal year expired on July 31, 2007.

Fiscal 2008 Compensation Decisions

Overview

In January 2007, the Board of Directors discussed with the Compensation Committee the desire to learn from the executive officers their views of the compensation program adopted and implemented for the three fiscal years ending in June 2007. Riley was engaged by the Compensation Committee to interview the Company’s executive officers and report back to the Committee. The Board also expressed the view that our Company was growing to a size where it was beginning to compete for executive talent outside the Midwest and with other medical device companies located in regions beyond the Midwest. Riley was also engaged to prepare a comprehensive report on executive compensation. One of the primary directives from the Compensation Committee was that the report focus on levels of compensation within the U.S. medical device industry in general and the peer group medical device companies in particular.

The final Riley report delivered to members of the Compensation Committee prior to its June 11, 2007 meeting confirmed the prior understanding that executive officer compensation packages were lower than the median levels determined for the medical device companies within the peer group and the peer group in general. Moreover, the Company was recognizing that it would likely need to pay higher levels of compensation if it hired an experienced executive to replace its former Vice President of Sales and Marketing of the Dental Division.

Based on these findings the Compensation Committee concluded that steps needed to be taken to augment our Company’s executive officer compensation packages. While recognizing that such a process would be best implemented over a number of years and be subject to annual reassessment based upon factors including our company’s financial performance and compensation practices and levels adopted by peer group companies, the Compensation Committee deemed it imperative to send a message to the Named Executive Officers that they had proven themselves in the period prior to the end of fiscal 2007 and that levels of compensation in the immediate future years would likely rise provided the necessary performance was delivered and shareholder value enhanced. The discussion that follows represents the first steps deemed necessary and appropriate by the Compensation Committee to attain the Company’s general compensation philosophy as referenced at the beginning of this Executive Compensation section.

Base Salaries

The Compensation Committee recognized that the overall compensation packages for the Named Executive Offices was low relative to the medical devices companies in our compensation peer group and determined that efforts would be made to gradually bring the compensation levels more in line with the medical device marketplace. Effective July 1, 2007, the Compensation Committee effected salary increases for Messrs. Allingham, Noel, Hiebert, Hall and Thacker, based upon executive compensation data received from a survey provided by Riley, to adjust their base salaries based upon merit and to be in line with the competitive marketplace. The following table summarizes the salary increases for the Named Executive Officers:

	Annual Base Salaries for	Annual Base Salaries for
Name	Fiscal 2007 ($)	Fiscal 2008 ($)

Dennis J. Allingham	312,000	345,000
David M. Noel	155,000	185,000
Larry D. Hiebert	160,000	190,000
Kipling Thacker, Ph.D.	140,000	150,000
James G. Hall	132,000	150,000

Annual Cash Incentive Awards

The Compensation Committee adopted the Lifecore Biomedical FY 2008 Bonus Plan (the “2008 Bonus Plan”), effective as of July 1, 2007. The 2008 Bonus Plan provides for the payment of cash bonuses to our officers, director-level employees and certain other senior managers based on the attainment by Lifecore of specified performance objectives and the attainment of individual objectives. The Compensation Committee has set the following performance measures for fiscal 2008: (i) net sales, (ii) net income and (iii) individualized objectives, with each performance measure accounting for 39%, 46% and 15%, respectively, of the target incentive opportunity. The target incentive opportunity for fiscal 2008 is 65% of annual base salary for the Chief Executive Officer and 49% of annual base salary for each of the other Named Executive Officers.

Long Term Incentive Awards

In August 2007, the Compensation Committee approved stock option awards to Messrs. Allingham, Noel, Hiebert, Thacker and Hall. Mr. Allingham received an option to purchase 35,000 Shares, Messrs. Noel and Hiebert each received an option to purchase 17,500 Shares, and Messrs. Thacker and Hall each received an option to purchase 15,000 Shares. The options were granted under the Lifecore Biomedical, Inc. 2003 Stock Plan, have a ten year term and vest at the rate of 25% each year commencing one year from the grant date of the options. In approving these stock option awards, the Compensation Committee reviewed the impact the awards would have on Lifecore’s financial statements and considered Lifecore’s annual option run rate and option overhang. In addition, the Compensation Committee reviewed the stock option award practices of the compensation peer group companies, including the ratio of fair value of the options to base salaries. The options were granted with the intent of augmenting the value of the overall compensation packages with a view toward bringing the Named Executive Officer’s total compensation more in line with those of Lifecore’s compensation peer group, retaining their services and providing a long-term incentive to increase shareholder value. The Compensation Committee decided not to award restricted stock to the Named Executive Officers at this time.

Conclusion

Lifecore and the Compensation Committee believe Lifecore’s compensation policies and practices are appropriately designed to meet Lifecore’s stated objectives and fully support our overall compensation philosophy.

Change of Control and Post-Employment Payments and Benefits for Executives

We have entered into change in control agreements with certain of the Named Executive Officers designed to retain the executive officer and provide for continuity of management in the event of an actual or threatened change in control of Lifecore (as “change in control” is defined in the agreements). These agreements are “double trigger” agreements and provide that, in the event of a change in control, each Named Executive Officer would have specific rights and would receive specified benefits if the Named Executive Officer is terminated without “cause” (as defined in the agreements) or the Named Executive Officer voluntarily terminates his employment for “good reason” (as defined in the agreements) within two years after the change in control for Mr. Allingham and within 18 months after the change in control for certain other

Named Executive Officers. In these circumstances, Mr. Allingham will receive a severance payment equal to two times the sum of his annual base salary and most recent annual bonus, and certain other Named Executive Officers will each receive a severance payment equal to the sum of his annual base salary and most recent annual bonus. In addition, all options to purchase shares of our common stock and all other incentive awards granted to the Named Executive Officers under our stock option and incentive compensation plans become immediately exercisable or vested, as applicable. In addition, for the 24-month period following the Named Executive Officer’s termination date, we will provide the executive officer with life, disability, accident and health insurance coverage benefits substantially similar to the benefits the executive was receiving under our health and welfare benefit plans in effect immediately prior to the date of the change in control. Pursuant to the agreements we are also required to pay certain of the Named Executive Officer’s outplacement fees and expenses for one year following the date of termination.

The severance amounts payable and benefits to be received by the executive officers upon completion of the Merger and in the event of termination following the Merger are described in Item 3 of Schedule 14D-9.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management. Based upon this review and discussion, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Information Statement.

Submitted by the members of the Compensation Committee of Lifecore’s Board of Directors.

Thomas H. Garrett, Chairman
Martin J. Emerson
Richard W. Perkins

Summary Compensation Table

The following table shows the cash and non-cash compensation awarded to or earned by the Named Executive Officers during fiscal year 2007.

								Non-Equity
				Stock		Option		Incentive Plan	All Other
		Salary	Bonus	Awards		Awards		Compensation	Compensation	Total
Name and Principal Position	Year	($)(1)	($)(2)	($)(3)		($)(4)		($)(5)	($)(6)(7)	($)

Dennis J. Allingham President and Chief Executive Officer	2007	312,000	—	62,000		1,080		81,120	6,440	462,640
David M. Noel Vice President of Finance and Chief Financial Officer	2007	155,000	—	31,000		26,888		26,350	4,972	244,210
Larry D. Hiebert Vice President and General Manager of Hyaluronan Division	2007	160,000	—	31,000		26,888		27,200	5,442	250,530
Kipling Thacker, Ph.D Vice President of New Business Development	2007	140,000	—	35,967		1,254		23,800	2,879	203,900
James G. Hall Vice President of Technical Operations	2007	132,000	—	55,685	(8)	247,109	(9)	22,440	2,960	460,194
Benjamin C. Beckham(10) Former Vice President of Sales and Marketing of Dental Division	2007	160,000	—	—		191,903		—	2,041	353,944

(1)	Includes amounts deferred at the direction of the executive officer pursuant to our 401(k) Plan.

(2)	Bonuses for prior years were previously reported in this column. Under current reporting rules, however, only purely discretionary or guaranteed bonuses are disclosed in this column. We award bonuses solely based on our achievement of certain performance targets. Accordingly, bonus amounts are reported in the Non-Equity Incentive Plan Compensation column.

(3)	The amounts in this column are calculated based on FAS 123R and equal the financial statement compensation cost for restricted stock awards as reported in our 2007 consolidated statements of operations for the fiscal year. Under FAS 123R, a pro-rata portion of the total expense at the time the restricted award is granted is recognized over the applicable service period generally corresponding with the vesting schedule of the grant. Except with respect to Mr. Hall, whose restricted stock awards are discussed in footnote 8 to this table, the expenses reported in this column relate to restricted stock grants originally made in March 2004 to Mr. Allingham, Mr. Noel and Mr. Hiebert, in November 2004 to Dr. Thacker and in January 2006 to Mr. Beckham. The original total cost of these awards was based on the number of Shares awarded and the fair market value of the Shares on the date the grants were made.

(4)	The amounts in this column are calculated based on FAS 123R and equal the financial statement compensation cost for stock option awards as reported in our consolidated statements of operations for the fiscal year. Under FAS 123R, a pro-rata portion of the total expense at time of grant is recognized over the applicable service period generally corresponding with the vesting schedule of the grant. The initial expense is based on the fair value of the stock option grants as estimated using the Black-Scholes option-pricing model. The assumptions used to arrive at the Black-Scholes value are disclosed in Note A to our consolidated financial statements included in our 2007 Annual Report on Form 10-K. Except with respect to Mr. Hall, whose stock option awards are discussed in footnote 9 to this table, the expenses reported in this column relate to stock option awards originally made in March 2004 to Mr. Allingham, Mr. Noel and Mr. Hiebert, in January 2005 to Dr. Thacker and in January 2006 to Mr. Beckham. The original total cost of these awards was based on the number of Shares awarded and the fair market value of the Shares on the date the grants were made.

(5)	The amounts in this column relate to awards granted under the 2007 Bonus Plan. That plan and these awards are discussed further in the Compensation Discussion and Analysis section of this Information Statement.

(6)	The amounts in this column include the following matching contributions by Lifecore into our 401(k) Plan: $4,320 for Mr. Allingham, $3,736 for Mr. Noel, $3,867 for Mr. Hiebert, $2,879 for Dr. Thacker, $2,960 for Mr. Hall and $2,041 for Mr. Beckham.

(7)	The amounts in this column include the following premiums paid for the executive officer’s disability insurance policy: $2,120 for Mr. Allingham, $1,236 for Mr. Noel and $1,575 for Mr. Hiebert.

(8)	During fiscal 2007, Mr. Hall was awarded 3,500 shares of restricted stock. The restricted stock awarded to Mr. Hall vests at the earlier of two years from the date of grant or upon achievement of financial performance criteria for fiscal year 2007.

(9)	During fiscal 2007, Mr. Hall was awarded options to purchase 30,000 Shares. The options have an exercise price equal to the fair market value of the Shares at the time of grant, and therefore any value which ultimately accrues to executive officers directly reflects stock price increases shared by our shareholders. The options granted to Mr. Hall vest one year after the grant date and are exercisable for a period of ten years from the grant date.

(10)	Mr. Beckham’s employment with Lifecore terminated on May 1, 2007. Mr. Beckham’s 3,500 shares of restricted stock were forfeited upon such termination.

Grants of Plan-Based Awards Table

The following table summarizes the 2007 grants of equity and non-equity plan-based awards to the Named Executive Officers. All of the equity fiscal plan-based awards were granted under the Lifecore Biomedical, Inc. 1996 Stock Plan, as amended. All of the non-equity incentive plan-based awards were made under the 2007 Bonus Plan.

										All Other
										Option		Exercise	Grant Date
										Awards:		or Base	Fair Value
										Number of		Price of	of Stock
			Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards				Securities		Option	and Option
			Threshold	Target	Maximum	Threshold	Target		Maximum	Underlying		Awards	Awards
Name	Grant Date		($)	($)	($)	(#)	(#)		(#)	Options (#)		($/Sh)	($)(2)

Dennis J. Allingham	—		46,800	171,600	265,200	—	—		—	—		—	—
David M. Noel	—		12,400	62,000	100,750	—	—		—	—		—	—
Larry D. Hiebert	—		12,800	64,000	104,000	—	—		—	—		—	—
Kipling Thacker, Ph.D.	—		11,200	56,000	91,000	—	—		—	—		—	—
James G. Hall	—		10,560	52,800	85,800	—	—		—	—		—	—
	7/10/06	(3)	—	—	—	—	3,500	(4)	—	—		—	55,685
	7/10/06	(3)	—	—	—	—	—		—	30,000	(5)	15.91	244,064
Benjamin C. Beckham	—		12,800	64,000	104,000	—	—		—	—		—	—

(1)	This represents a bonus opportunity under the 2007 Bonus Plan for fiscal 2007 performance. The actual bonus amounts paid under the 2007 Bonus Plan are reported in the Non-Equity Incentive Plan Compensation column in the Summary Compensation Table and are discussed further in the Compensation Discussion and Analysis section.

(2)	The Black-Scholes option pricing model was used to estimate the grant date fair value of the options in this column. Use of this model should not be construed as an endorsement of the accuracy of this model. All stock option pricing models require predictions about the future movement of the stock price. The assumptions used to develop the grant date valuations were: risk-free rate of return of 4.6%, volatility rate of 55.2%, an average term of 5.3 years and a dividend rate of 0%. The real value of the options in this table will depend on the actual performance of the Shares during the applicable period and the fair market value of the Shares on the date the options are exercised. The value of the restricted stock in this column was computed by multiplying the number of shares of restricted stock by the closing market price of one Share on the date of vesting.

(3)	On June 15, 2006, the Board approved these awards to Mr. Hall contingent upon, and effective contemporaneously with, Mr. Hall’s execution of a Noncompetition and Nonsolicitation Agreement with Lifecore. Mr. Hall executed a Noncompetition and Nonsolicitation Agreement on July 10, 2006.

(4)	On July 10, 2006, we granted 3,500 shares of restricted stock to Mr. Hall. The shares of restricted stock vest at the earlier of two years from the date of grant or upon achievement of a specified earnings per share target for fiscal 2007. Lifecore achieved the earnings per share targets in fiscal 2007 and the restrictions on the shares lapsed. Mr. Hall is entitled to receive any cash dividends or other distributions made with respect to the restricted shares, unless and until such shares are forfeited.

(5)	On July 10, 2006, we granted an option to purchase 30,000 Shares to Mr. Hall. The option has an exercise price equal to the closing price of one Share on the date of grant, has a ten year term and is fully exercisable one year from the date of grant upon execution of a non-competition agreement.

Outstanding Equity Awards at Fiscal Year-End

The following table shows the unexercised stock options held at the end of the 2007 fiscal year by the Named Executive Officers. None of the Named Executive Officers held any unvested restricted stock at the end of the 2007 fiscal year.

Outstanding Equity Awards At Fiscal Year-End Table

		Number of		Number of
		Securities		Securities
		Underlying		Underlying
		Unexercised		Unexercised		Option
		Options		Options		Exercise
	Option	(#)		(#)		Price	Option
Name	Grant Date	Exercisable		Unexercisable(1)		($)	Expiration Date

Dennis J. Allingham	11/13/1997	20,000		—		19.125	11/13/2007
	11/4/1998	40,000		—		8.625	11/4/2008
	11/17/1999	50,000		—		13.938	11/17/2009
	8/17/2000	51,000		—		7.750	8/17/2010
	8/21/2001	25,000		—		5.790	8/21/2011
	12/9/2002	3,500		—		7.890	12/9/2012
	8/1/2003	5,000		—		6.040	8/1/2013
	6/23/2004	100,000		—		5.910	6/23/2014
David M. Noel	12/18/2002	5,000		—		9.450	2/18/2012
	3/3/2003	1,000		—		7.308	3/3/2013
	3/3/2004	22,500		7,500		8.100	3/3/2014
	6/23/2004	30,000		—		5.910	6/23/2014
Larry D. Hiebert	8/11/1997	2,500		—		13.125	8/11/2007
	12/5/1997	10,000		—		19.125	12/5/2007
	3/22/2000	4,000		—		8.875	3/22/2010
	8/17/2000	2,050		—		7.750	8/17/2010
	5/1/2001	5,000		—		5.380	5/1/2011
	3/27/2002	1,000		—		10.900	3/27/2012
	3/3/2003	1,000		—		7.308	3/3/2013
	3/3/2004	22,500		7,500		8.100	3/3/2014
	6/23/2004	30,000		—		5.910	6/23/2014
Kipling Thacker, Ph.D.	12/5/1997	10,000		—		19.125	12/5/2007
	5/3/1999	—		2,000	(2)	8.375	5/3/2009
	8/17/2000	5,550		—		7.750	8/17/2010
	7/1/2003	1,500		500		5.660	7/1/2013
	1/7/2005	30,000		—		10.790	1/7/2015
James G. Hall	9/24/2002	625		—		7.190	9/24/2012
	11/13/2003	375		375		6.660	11/12/2013
	11/4/2004	1,250		2,500		9.630	11/4/2014
	8/12/2005	500		1,500		10.720	8/12/2015
	7/10/2006	—		30,000	(3)	15.910	7/10/2016
Benjamin C. Beckham	12/12/1997	5,000	(4)	—		21.375	12/12/2007
	7/1/2005	—		1,000		10.750	7/1/2015
	1/3/2006	—		22,500		15.990	1/3/2016

(1)	Except as otherwise provided in footnote 2 to this table, the options listed in this column vest at the rate of 25% each year commencing one year from the grant date of the options.

(2)	This option vests in full on April 3, 2009.

(3)	This option vested in full on July 10, 2007.

(4)	This option expired on July 31, 2007.

Option Exercises and Stock Vested

The following table summarizes information with respect to stock option awards exercised and restricted stock awards vested during fiscal 2007 for each of the Named Executive Officers.

	Option Awards		Stock Awards
	Number of Shares	Value Realized	Number of Shares	Value Realized
	Acquired on Exercise	on Exercise	Acquired on Vesting	on Vesting
Name	(#)	($)	(#)	($)(1)

Dennis J. Allingham	—	—	6,667	84,933
David M. Noel	—	—	3,334	42,473
Larry D. Hiebert	—	—	3,334	42,473
Kipling Thacker, Ph.D.	—	—	3,334	42,473
James G. Hall	—	—	3,500	44,590
Benjamin C. Beckham	—	—	—	—

(1)	Value determined by multiplying the number of vested shares by the closing market price of a share of our common stock on the vesting date or on the previous business day, in the event the vesting date is not a business day.

Employment Arrangements; Potential Payments and Benefits Upon Termination and Change-in-Control

The following discussion and tables summarize the potential payments to certain Named Executive Officers assuming that the triggering event occurred on June 29, 2007. The amounts payable and benefits to be received by the executive officers upon completion of the Merger and in the event of termination following the Merger are described in Item 3 of the Schedule 14D-9.

General Severance Plans and Benefits

Our Named Executive Officers are not covered under any employment agreements or general severance plans. Any severance benefits payable to our Named Executive Officers for a termination for reasons not triggered by a change in control would be determined by the Compensation Committee at its discretion.

Change in Control Agreements

We have entered into change in control agreements with our Named Executive Officers designed to retain the executive officer and provide for continuity of management in the event of an actual or threatened change in control of Lifecore (as “change in control” is defined in the agreements). These agreements are “double trigger” agreements and provide that, in the event of a change in control, each Named Executive Officer would have specific rights and would receive specified benefits if the Named Executive Officer is terminated without “cause” (as defined in the agreements) or the Named Executive Officer voluntarily terminates his employment for “good reason” (as defined in the agreements) within two years after the change in control for Mr. Allingham and within 18 months after the change in control for the other Named Executive Officers. In these circumstances, Mr. Allingham will receive a severance payment equal to two times the sum of his annual base salary and most recent annual bonus, and the other Named Executive Officers will each receive a severance payment equal to the sum of his annual base salary and most recent annual bonus. In addition, all options to purchase Shares and all other incentive awards granted to the Named Executive Officers under our stock option and incentive compensation plans become immediately exercisable or vested, as applicable. In addition, for the 24-month period following the Named Executive Officer’s termination date, we will provide the executive officer with life, disability, accident and health insurance coverage benefits substantially similar to the benefits the executive was receiving under our health and welfare benefit plans in effect immediately prior to the date of the change in control. Pursuant to the agreements we are also required to pay all of the Named Executive Officer’s outplacement fees and expenses for one year following the date of termination.

Estimated Benefits Upon Termination Following Change in Control

This table shows amounts that would have been payable to the Named Executive Officers under existing change in control agreements as of June 29, 2007, the last business day of fiscal 2007.

			Early	Early	Estimated
			Vesting of	Vesting of	Health and
			Stock	Restricted	Welfare
Name	Severance Amount		Options(1)	Stock(2)	Benefits(3)	Total

Dennis J. Allingham	786,240	(4)	—	—	9,842	796,082
David M. Noel	181,350	(5)	58,275	—	1,704	241,329
Larry D. Hiebert	187,200	(6)	58,275	—	7,196	252,671
James G. Hall	154,440	(7)	24,204	—	16,540	195,184
Benjamin C. Beckham	N/A	(8)	N/A	N/A	N/A	N/A

(1)	This amount represents the value of unvested stock options at June 29, 2007, the last day of fiscal 2007, including only those options having an exercise price in excess of the closing price ($15.87) of the Shares on the NASDAQ Global Market on June 29, 2007, the last trading day of our fiscal 2007.

(2)	None of the Named Executive Officers had shares of restricted stock outstanding as of June 29, 2007, the last trading day of fiscal 2007. Upon vesting the restricted stock is freely tradable by the holder and is no longer referred to as restricted stock in this proxy statement.

(3)	This amount represents the estimated value of 24 months of life, disability, accident and health insurance coverage benefits that are substantially similar to the health and welfare benefits currently provided to the Named Executive Officers.

(4)	For Mr. Allingham, the severance amount represents two times fiscal 2007 salary ($624,000) plus two times fiscal 2007 bonus award ($162,240).

(5)	For Mr. Noel, the severance amount represents one times fiscal 2007 salary ($155,000) plus one times fiscal 2007 bonus award ($26,350).

(6)	For Mr. Hiebert, the severance amount represents one times fiscal 2007 salary ($160,000) plus one times fiscal 2007 bonus award ($27,200).

(7)	For Mr. Hall, the severance amount represents one times fiscal 2007 salary ($132,000) plus one times fiscal 2007 bonus award ($22,440).

(8)	Mr. Beckham’s change in control agreement terminated when his employment with Lifecore terminated on May 1, 2007.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

For a description of certain relationships and transactions with members of the Board or their affiliates, see “Certain Relationships and Related Transactions” below.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS*(

The following is the report of the Audit Committee with respect to our audited financial statements for the fiscal year ended June 30, 2007. The Audit Committee has reviewed and discussed our audited financial statements with management. The Audit Committee has discussed with Grant Thornton LLP, our independent registered public accounting firm, the matters required to be discussed by Statement of Auditing Standards No. 61, Communication with Audit Committees. The Audit Committee has received the written disclosures and the letter from Grant Thornton LLP required by Independence Standards Board Standard No. 1 relating to the independent registered

(  * The material in this report is not “solicitation material,” is not deemed filed with the SEC, and is not incorporated by reference in any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any filing.

public accounting firm’s independence from Lifecore, has discussed with Grant Thornton LLP their independence from Lifecore, and has considered the compatibility of non-audit services with the firm’s independence.

The Audit Committee acts pursuant to the Audit Committee Charter. The Audit Committee Charter was amended by the Board of Directors in August 2004 to be in compliance with all provisions of the Sarbanes-Oxley Act of 2002 and Nasdaq requirements. Each of the members of the Audit Committee qualifies as an “independent” director under the current Nasdaq listing standards and the rules of the Securities and Exchange Commission.

Based on the review and discussions referred to above, the Audit Committee recommended to our Board of Directors that our audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2007.

Submitted by the Audit Committee of Lifecore’s Board of Directors.

Luther T. Griffith, Chairman
Martin J. Emerson
Richard W. Perkins

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On April 16, 2007, the Audit Committee of the Board of Directors adopted a written policy regarding transactions with related persons. In accordance with the policy, the Audit Committee is responsible for the review and approval or ratification of all transactions with related persons that are required to be disclosed under the rules of the Securities and Exchange Commission. Under the policy, a “related person” includes any of our directors or executive officers, certain of our shareholders and any of their respective immediate family members. The policy applies to transactions in which Lifecore is a participant, the amount involved exceeds $120,000 and a related person has a direct or indirect material interest. A related person’s material interest in a transaction is to be determined based on the significance of the information to investors in light of all the circumstances. Under the policy, management of Lifecore is responsible for disclosing to the Audit Committee all material information related to any covered transaction prior to entering into the transaction. The Audit Committee may use any process and review any information that it determines is reasonable under the circumstances in order to determine whether the covered transaction is fair and reasonable and on terms no less favorable to Lifecore than could be obtained in a comparable arms-length transaction with an unrelated third party.

We compensate non-employee directors for their services on our Board of Directors and its committees. Please refer to the section above entitled “Director Compensation.”

Except as set forth in this Information Statement, there are no transactions between the Company and related persons that are required to be disclosed under the rules of the SEC.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers and persons who beneficially own more than 10% of our securities to file initial reports of ownership of those securities on Form 3 and reports of changes in ownership on Form 4 or Form 5 with the SEC. Specific due dates for these reports have been established by the SEC, and we are required to disclose in this Information Statement any failure to timely file the required reports by these dates. Based solely on our review of the copies of these reports received by us and written representations from our directors and executive officers, we believe that our executive officers and directors complied with all Section 16(a) filing requirements for the fiscal year ended June 30, 2007.

APPENDIX B

January 14, 2008

Board of Directors
Lifecore Biomedical, Inc.
3515 Lyman Boulevard
Chaska, Minnesota 55318

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.01 per share (the “Company Common Stock”) of Lifecore Biomedical, Inc. (the “Company”), of the Cash Consideration (as defined below) pursuant to a draft of the Agreement and Plan of Merger, dated as of January 15, 2008 (the “Agreement”), to be entered into among the Company, SBT Holdings Inc. (“Acquiror”) and SBT Acquisition Inc. (“Merger Sub”), a newly formed wholly-owned subsidiary of Acquiror. The Agreement provides that, among other things, (i) Merger Sub will commence a cash tender offer (the “Tender Offer”) for all of the issued and outstanding shares of Company Common Stock at a purchase price of $17.00 per share in cash (the “Cash Consideration”) and (ii) subsequent to the Tender Offer, Merger Sub will be merged with and into the Company (the “Merger,” and together with the Tender Offer, the “Transaction”), pursuant to which each outstanding share of Company Common Stock not previously tendered, other than shares of Company Common Stock held in treasury or owned by the Acquiror, will be converted into the right to receive the Cash Consideration. The terms and conditions of the Transaction are more fully set forth in the Agreement.

In connection with our review of the Transaction, and in arriving at our opinion, we have: (i) reviewed and analyzed the financial terms of a draft of the Agreement, dated January 13, 2008; (ii) reviewed and analyzed certain financial and other data with respect to the Company which was publicly available, (iii) reviewed and analyzed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company that were publicly available, as well as those that were furnished to us by the Company; (iv) conducted discussions with members of senior management and representatives of the Company concerning the matters described in clauses (ii) and (iii) above, as well as its business and prospects on a stand alone basis; (v) reviewed the current and historical reported prices and trading activity of Company Common Stock and similar information for certain other companies deemed by us to be comparable to the Company; (vi) compared the financial performance of the Company with that of certain other publicly-traded companies that we deemed relevant; and (vii) reviewed the financial terms, to the extent publicly available, of certain business combination transactions that we deemed relevant. In addition, we have conducted such other analyses, examinations and inquiries and considered such other financial, economic and market criteria as we have deemed necessary in arriving at our opinion.

We have relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to us or discussed with or reviewed by us. We have further relied upon the assurances of the management of the Company that the financial information provided has been prepared on a reasonable basis in accordance with industry practice and that they are not aware of any information or facts that would make any information provided to us incomplete or misleading. Without limiting the generality of the foregoing, for the purpose of this opinion, we have assumed that with respect to financial forecasts, estimates and other forward-looking information reviewed by us, including the Company’s conversion of its financial forecasts from a fiscal year-end basis to a calendar year-end basis, that such information has been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the management of the Company as to the expected future results of operations and financial condition of the Company to which such financial forecasts, estimates and other forward-looking information relate. We express no opinion as to any such financial forecasts, estimates or forward-looking information or the assumptions on which they were based. We have relied, with your consent, on advice of the outside counsel and the independent accountants to the Company, and on the assumptions of the management of the Company,

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as to all accounting, legal, tax and financial reporting matters with respect to the Company, the Acquiror and the Agreement.

In arriving at our opinion, we have assumed that the executed Agreement will be in all material respects identical to the last draft reviewed by us. We have relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to therein are true and correct, (ii) each party to such agreements will fully and timely perform all of the covenants and agreements required to be performed by such party, (iii) the Transaction will be consummated pursuant to the terms of the Agreement without amendments thereto and (iv) all conditions to the consummation of the Transaction will be satisfied without waiver by any party of any conditions or obligations thereunder. Additionally, we have assumed that all the necessary regulatory approvals and consents required for the Transaction will be obtained in a manner that will not adversely affect the Company or the contemplated benefits of the Transaction.

In arriving at our opinion, we have not performed any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of the Company, and have not been furnished or provided with any such appraisals or valuations, nor have we evaluated the solvency of the Company under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by us in connection with this opinion were going concern analyses. We express no opinion regarding the liquidation value of the Company or any other entity. Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company or any of its affiliates is a party or may be subject, and at the direction of the Company and with its content, our opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters.

This opinion is necessarily based upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We are not expressing any opinion herein as to the price at which shares of Company Common Stock may trade following announcement of the Transaction or at any future time. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion.

We have been engaged by the Company to act as its financial advisor to the Board of Directors of the Company and we will receive a fee from the Company for providing such services, a significant portion of which is contingent upon the consummation of the Transaction. We will also receive a fee in connection with providing this opinion. This opinion fee is not contingent upon the consummation of the Transaction or the conclusions reached in our opinion. The Company has also agreed to indemnify us against certain liabilities and reimburse us for certain expenses in connection with our services. We have in the past provided financial advisory and other investment banking services to the Company and the Acquiror and their affiliates for which we received fees, and we may, in the future, provide such services to the Company or the Acquiror, or their affiliates, for which we would receive fees for the rendering of such services. In addition, in the ordinary course of our business, we and our affiliates may actively trade securities of the Company for our own account or the account of our customers and, accordingly, may at any time hold a long or short position in such securities. We may also, in the future, provide investment banking and financial advisory services to the Company, the Acquiror or entities that are affiliated with the Company or the Acquiror, for which we would expect to receive compensation.

This opinion is provided to the Board of Directors of the Company in connection with its consideration of the Transaction and is not intended to be and does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender its shares in connection with the Transaction or how such stockholder should vote on any matter relating to the Transaction or any other matter. Except with respect to the use of this opinion in connection with the Schedule 14D-9 relating to the Tender Offer or any proxy statement relating to the Merger in accordance with our engagement letter with the Company, this opinion shall not be disclosed, referred to, published or otherwise used (in whole or in part), nor shall any

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public references to us be made, without our prior written approval. This opinion has been approved for issuance by the Piper Jaffray Opinion Committee.

This opinion addresses solely the fairness, from a financial point of view, to holders of Company Common Stock of the proposed Cash Consideration set forth in the Agreement and does not address any other terms or agreement relating to the Transaction or any other terms of the Agreement. We were not requested to opine as to, and this opinion does not address the basic business decision to proceed with or effect the Transaction, the pre-signing process conducted by the Company, the merits of the Transaction relative to any alternative transaction or business strategy that may be available to the Company, the Acquiror’s or Merger Sub’s ability to fund the Cash Consideration, any other terms contemplated by the Agreement or the fairness of the amount or nature of compensation to the Company’s officers, directors or employees, or any class of such persons, relative to the compensation to be received by holders of Company Common Stock.

Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that the Cash Consideration is fair, from a financial point of view, to the holders of Company Common Stock, as of the date hereof.

Sincerely,

PIPER JAFFRAY & CO.

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